UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

Quarterly report

January-September 2013

3Q13

Quarterly report

January-September 2013

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-09-13%	Δ%	30-09-12	31-12-12
Balance sheet (million euros)
Total assets	607,177	(5.9)	645,447	637,785
Loans and advances to customers (gross)	356,986	(5.4)	377,383	367,415
Deposits from customers	303,656	5.2	288,709	292,716
Other customer funds (1)	95,109	5.3	90,287	91,774
Total customer funds (1)	398,765	5.2	378,997	384,491
Total equity	47,355	8.2	43,750	43,802
Income statement (million euros)
Net interest income	10,853	(3.2)	11,212	15,122
Gross income	16,303	(1.7)	16,583	22,441
Operating income	7,954	(8.1)	8,652	11,655
Income before tax	2,926	60.1	1,827	1,659
Net attributable profit	3,077	85.8	1,656	1,676
Data per share and share performance ratios
Share price (euros)	8.26	35.1	6.11	6.96
Market capitalization (million euros)	47,283	43.7	32,901	37,924
Net attributable profit per share (euros) (2)	0.54	79.0	0.30	0.31
Book value per share (euros)	8.27	1.8	8.13	8.04
P/BV (Price/book value; times)	1.0		0.8	0.9
Significant ratios (%)
ROE (Net attributable profit/average equity)	9.2		5.3	4.0
ROTE (Net attributable profit/average tangible equity)	11.4		6.7	5.0
ROA (Net income/average total assets)	0.79		0.46	0.37
RORWA (Net income/average risk-weighted assets)	1.49		0.85	0.70
Efficiency ratio	51.2		47.8	48.1
Risk premium	1.67		1.92	2.15
NPA ratio	6.7		4.8	5.1
NPA coverage ratio	60		69	72
Capital adequacy ratios (%)
Core capital	11.4		10.8	10.8
Tier I	11.5		10.8	10.8
BIS Ratio	13.6		13.3	13.0
Other information
Number of shares (millions)	5,724	6.4	5,382	5,449
Number of shareholders	980,481	(2.7)	1,007,410	1,012,864
Number of employees (3)	113,293	(3.6)	117,475	115,852
Number of branches (3)	7,688	(4.8)	8,072	7,978
Number of ATMs (3)	20,282	0.5	20,181	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.
(3)	Excluding Garanti.

Profit-adjusted information (1)	30-09-13%	Δ%	30-09-12	31-12-12
Net attributable profit	2,638	(31.5)	3,850	5,025
Net attributable profit per share adjusted (euros) (2)	0.47	(32.3)	0.69	0.90
ROE	7.9		12.3	11.9
ROTE	9.7		15.5	15.0
ROA	0.69		0.94	0.91
RORWA	1.31		1.73	1.70

(1)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim, the reinsurance operation on the individual life-risk insurance portfolio in Spain and of the new classification of refinanced loans.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

2	BBVA Group Highlights

Group information

Relevant events

The results of the BBVA Group in the third quarter of 2013 have largely been shaped by the same factors as in previous quarters: recurrence in revenues, improvement in liquidity, and sound solvency ratios. The following are the most important points in this respect:

1.	The Group’s earnings have once again been underpinned by the resilience of the recurring income, despite the negative impact of exchange rates during the quarter. It is also important to note the slowdown of growth in expenses and the impact the different European supervisors’ recommendations on the classification of refinanced loans have had on loan-loss provisions and the balance of non-performing loans.

•	The gross income for the quarter amounted to €5,339m, slightly below the preceding quarter, largely due to the effect of eliminating floor clauses in mortgage loans (which in this quarter has an impact over the entire quarter) and the influence of exchange rates, as mentioned above. The lower volume of net trading income (NTI) is largely offset by the positive impact from the reduced cost of wholesale and retail funding of the euro balance sheet, and a less negative impact from the adjustment due to hyperinflation in Venezuela. As a result, cumulative gross income through September stands at €16,303m, a year-on-year decline of 1.7%, but a 1.9% increase excluding the exchange-rate impact. It should be noted that in 2012 this heading included the Telefónica dividend, which has now been suspended temporarily.

•	Operating expenses slightly below the figure for the previous quarter, benefiting from the cost control policy applied in developed economies, which partly offsets the effect of the expansion projects in emerging countries. As a result of the above, operating income for the first nine months of 2013 stands at €7,954m, slightly slowing its year-on-year rate of decline to –8.1%.

•	Impairment losses on financial assets amounted to €1,854m in the quarter. The figure is affected by the impact on loan-loss provisions for the loan portfolio in Spain of applying the different European supervisors’ recommendations on the classification of refinanced loans.

•	As a result of the above, the net attributable profit for the quarter amounted to €195m, and the cumulative figure through September totals €3,077m.
2.	In business activity, lending once again performed well in emerging countries, while the new production figures for the target portfolios of BBVA Compass in the United States continue to be very positive. In Spain, the volume of loans continues to decline, in line with the deleveraging process that began in previous years. Customer funds have performed very favorably in all geographical regions, particularly those from retail customers and transactional nature.

3.	This positive performance of customer deposits has resulted in a further improvement in the Group’s liquidity levels and the commercial gap, especially in the euro balance sheet.

4.	The Group’s solvency ratios also continue to perform very favorably, thanks to the organic generation of capital and despite the aforementioned negative impact of the exchange rate over the quarter. Thus, the core capital ratio under Basel II closed on 30-Sep-2013 at 11.4%, up on the 11.3% registered at the close of the first half of 2013.

5.	The quality of the loan portfolio continues in line with expectations, with a drop in the NPA ratio in the United States and stability in Mexico, Eurasia and South America. In Spain, the NPA ratio is impacted by the fall in the volume of the loan book, and the increase in non-performing loans arising from applying the different European supervisors’ recommendations on refinanced loans. The impact of these recommendations has been felt particularly strongly in the retail mortgage portfolio, even though, at the present date, a high percentage of that portfolio is held by customers who are up to date with their payments.

6.	During October 2013, the Group concluded the sale of Provida S.A. in Chile and an agreement was reached with CITIC Limited to sell it 5.1% of the capital of China CITIC Bank (CNCB). The effects of these corporate operations will be recorded in the fourth quarter’s accounts.

7.	Lastly, as regards shareholder remuneration, the second paid-up capital increase was carried out to implement the “dividend option” . The holders of 88.3% of the free allocation rights opted to receive new shares, which once more confirms the success of this system of remuneration.

Relevant events	3

Earnings

The BBVA Group’s earnings in the third quarter of 2013 have once again been supported by the resilience of its more recurring income, although they have also been negatively affected by quarterly fluctuations in exchange rates, the full impact of the elimination of the so-called floor clauses and the effect of the application of the different European supervisors’ recommendations on the classification of refinanced loans. The most relevant items in the different headings of the income statement are summarized below:

1.	The most positive aspect of net interest income in the quarter was the reduction in the cost of funding (wholesale and retail), which has eased the pressure on customer spreads and to a great extent offset the unfavorable effect of the full impact of the elimination of the floor clauses.
2.	Income from fees and commissions was in line with the figure registered the previous quarter, despite the unfavorable seasonality of the period in some geographical regions.

3.	More moderate contribution from NTI compared with the first and second quarters of 2013, whose contribution was very high.

4.	Less negative impact of the adjustment for hyperinflation in Venezuela, which explains the improvement in the other operating income and expenses heading over the last three months.

5.	Expenses slightly below the figure registered from April to June 2013. The cost control policy applied in developed countries has partially offset the increase in emerging economies.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2013			2012
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,551	3,679	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,114	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	569	630	719	646	319	461	340
Dividend income	56	47	19	17	35	311	27
Income by the equity method	162	164	51	191	169	175	191
Other operating income and expenses	(113)	(153)	7	(32)	6	57	51
Gross income	5,339	5,493	5,471	5,858	5,512	5,806	5,265
Operating expenses	(2,777)	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,452)	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,042)	(1,080)	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(283)	(279)	(276)	(294)	(259)	(236)	(230)
Operating income	2,562	2,679	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,854)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(137)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(198)	(172)	343	(269)	(561)	(311)	(223)
Income before tax	373	1,040	1,513	(168)	(53)	582	1,299
Income tax	(13)	(261)	(395)	220	275	3	(223)
Net income from on-going operations	360	779	1,118	52	222	584	1,076
Net income from discontinued operations	7	570	823	138	83	75	96
Net income	368	1,349	1,941	190	305	659	1,173
Non-controlling interests	(172)	(202)	(206)	(170)	(159)	(154)	(168)
Net attributable profit	195	1,147	1,734	20	146	505	1,005
Adjusted (2)	(631)	200	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted) (2)	827	947	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.03	0.20	0.31	0.01	0.03	0.09	0.19
Basic earnings per share diluted (euros) (3)	0.03	0.20	0.31	0.01	0.03	0.09	0.20
Adjusted earnings per share diluted (euros) (2-3)	0.14	0.16	0.15	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim, the reinsurance operation on the individual life-risk insurance portfolio in Spain and of the new classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

4	Group information

Consolidated income statement: quarterly evolution (1)

(Million euros)

	January-Sep. 13	Δ%	Δ% at constant exchange rates	January-Sep. 12
Net interest income	10,853	(3.2)	1.4	11,212
Net fees and commissions	3,292	2.0	5.4	3,228
Net trading income	1,918	71.2	78.9	1,121
Dividend income	122	(67.3)	(67.2)	373
Income by the equity method	376	(29.8)	(29.6)	536
Other operating income and expenses	(259)	n.m.	n.m.	113
Gross income	16,303	(1.7)	1.9	16,583
Operating expenses	(8,349)	5.3	8.7	(7,931)
Personnel expenses	(4,364)	4.2	7.4	(4,190)
General and administrative expenses	(3,147)	4.3	8.0	(3,016)
Depreciation and amortization	(838)	15.6	19.9	(725)
Operating income	7,954	(8.1)	(4.3)	8,652
Impairment on financial assets (net)	(4,566)	(13.9)	(13.2)	(5,305)
Provisions (net)	(434)	2.6	12.7	(423)
Other gains (losses)	(28)	(97.5)	(97.5)	(1,096)
Income before tax	2,926	60.1	85.8	1,827
Income tax	(669)	n.m.	n.m.	55
Net income from on-going operations	2,257	19.9	34.4	1,883
Net income from discontinued operations	1,400	n.m.	n.m.	254
Net income	3,657	71.1	89.6	2,137
Non-controlling interests	(581)	20.7	43.3	(481)
Net attributable profit	3,077	85.8	101.9	1,656
Adjusted (2)	438	n.m.	n.m.	(2,194)
Net attributable profit (adjusted) (2)	2,638	(31.5)	(29.0)	3,850
Basic earnings per share (euros)	0.55			0.30
Basic earnings per share diluted (euros) (3)	0.54			0.30
Adjusted earnings per share diluted (euros) (2-3)	0.47			0.69

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the reinsurance operation on the individual life-risk insurance portfolio in Spain and of the new classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

6.	Higher provisions than in the first and second quarters of 2013, due to the aforementioned application of the European regulators’ recommendations on the classification of refinanced loans.

Gross income

Net interest income in the third quarter totals €3,551m, slightly below the figure reported between April and June 2013. This heading was also affected by the negative effect of exchange rates, the elimination of the mortgage floors mentioned above (this quarter it had an effect on the entire period, unlike the previous one, when it was accounted for 53 days only) and, to a lesser extent, by the impact that the interest hike in Turkey had on

Garanti’s customer spread. These negative elements have been offset to a great extent by the improved cost of funding (wholesale and retail), basically in the euro balance sheet, and strong activity in emerging economies. Cumulative net interest income for the first nine months of the year stands at €10,853m, down 3.2% on the figure for the same period in 2012. Excluding the exchange-rate effect, this heading grew by 1.4% over the same period.

Quarterly income from fees and commissions, at €1,114m, is similar to the figure posted between April and June 2013, and slightly higher than the figure for the third quarter of 2012. This positive performance was achieved despite reduced seasonal activity in several geographical regions, including Turkey during Ramadan. Cumulative income from fees and commissions as of September totals €3,292m, up 2.0% on the same period in 2012.

Earnings	5

Net interest income

(Million euros)

(1)	At constant exchange rates: +14%.

Net interest income plus fees and commissions

(Million euros)

(1)	At constant exchange rates: +2.3%.

NTI totaled €569m over the quarter, below the high figures posted in the first and second quarters of the year, which included significant capital gains from the rotation of portfolios. The Global Markets unit and management of structural risks on the balance sheet once again performed well (especially in Europe). Cumulative NTI to September stands at €1,918m, a figure significantly higher than the €1,121m reported in the same period of 2012 (up 71.2% year-on-year).

Dividends amounted to €56m in the quarter and €122m for the nine months through September, significantly lower than the €373m posted in the first nine months of 2012, due basically to the temporary suspension of the payment of dividends by the Telefónica group.

Income by the equity method, which basically includes the contribution from the stake in CNCB, stands at €162m in the quarter, which represents a cumulative volume through September of €376m. The recent agreement with Citic group, that includes the sale of 5.1% of the said stake, will entail that the rest of the remaining stake will be classified as available for sale. This change will take place in the fourth quarter.

Breakdown of yields and costs

	3Q13		2Q13		1Q13		4Q12		3Q12
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	4.2	0.89	4.2	0.99	5.2	0.95	4.8	1.19	4.2	0.82
Financial assets and derivatives	27.0	2.74	27.4	2.78	26.8	2.77	26.9	2.89	26.8	2.85
Loans and advances to credit institutions	4.5	1.28	4.4	1.57	4.4	1.54	4.0	1.58	4.4	1.80
Loans and advances to customers	56.5	5.50	56.2	5.58	55.9	5.55	56.5	5.83	57.1	5.60
Euros	33.3	2.65	33.4	2.97	34.0	3.08	34.2	3.20	34.4	3.23
Domestic	27.1	3.09	27.6	3.41	28.1	3.47	28.2	3.71	28.2	3.78
Other	6.2	0.72	5.8	0.85	5.8	1.23	6.1	0.85	6.3	0.77
Foreign currencies	23.3	9.58	22.8	9.43	22.0	9.37	22.3	9.88	22.6	9.20
Other assets	7.8	0.27	7.8	0.25	7.7	0.29	7.8	0.58	7.5	0.33

Total assets	100.0	3.97	100.0	4.03	100.0	3.99	100.0	4.24	100.0	4.10

Deposits from central banks and credit institutions	14.3	1.90	14.1	2.00	16.0	1.87	17.0	2.02	19.6	1.90
Deposits from customers	49.5	1.64	48.1	1.70	46.7	1.70	45.1	1.89	43.9	1.82
Euros	25.9	1.21	24.6	1.35	24.0	1.28	23.3	1.39	22.4	1.25
Domestic	18.6	1.39	17.7	1.56	16.6	1.51	15.4	1.58	14.7	1.47
Other	7.2	0.75	7.0	0.83	7.3	0.77	7.9	1.04	7.6	0.83
Foreign currencies	23.6	2.11	23.5	2.06	22.7	2.13	21.8	2.41	21.6	2.41
Debt certificates and subordinated liabilities	15.4	2.83	16.2	2.77	16.5	2.73	16.8	2.69	15.8	2.69
Other liabilities	13.0	1.04	14.0	0.88	13.7	1.06	14.1	1.14	13.8	0.89
Equity	7.8	—	7.6	—	7.2	—	7.0	—	6.8	—

Total liabilities and equity	100.0	1.66	100.0	1.67	100.0	1.69	100.0	1.81	100.0	1.72

Net interest income/average total assets (ATA)		2.31		2.36		2.30		2.43		2.38

6	Group information

Lastly, the other operating income and expenses heading amounted to a negative €113m between July and September (a negative €153m in the second quarter of the year) due to a great extent to a less negative adjustment for hyperinflation in Venezuela. The insurance business continues to grow in the different geographical regions where the Group operates. In the nine months through September, this heading stands at a negative €259m.

Overall, gross income in the third quarter of 2013 totals €5,339m, in line with previous quarters, despite the negative impacts mentioned before. The figure for the first nine months of 2013 stands at €16,303m, which represents a year-on-year decline of 1.7%, but a 1.9% increase excluding the exchange-rate effect.

Gross income

(Million euros)

(1)	At constant exchange rates: +1.9%.

Operating income

Operating expenses are down slightly over the last three months to €2,777m. The figure from January to September stands at €8,349m, up 5.3% on the same period in 2012.

As mentioned in previous quarterly reports, this increase is primarily the result of the investment plans undertaken in the emerging economies, which contrasts with cost control policy applied in developed countries. During the quarter, the Group announced a new expansion plan in South America which envisages an investment of USD 2.5 billion (around €1.9 billion) until 2016, aimed basically at boosting online banking in the region.

Operating costs

(Million euros)

(1)	At constant exchange rates: +8.7%.

Efficiency

Breakdown of operating expenses and efficiency calculation

(Million euros)

	January-Sep. 13	Δ%	January-Sep. 12	2012
Personnel expenses	4,364	4.2	4,190	5,662
Wages and salaries	3,301	2.6	3,218	4,348
Employee welfare expenses	679	9.1	622	819
Training expenses and other	384	9.6	350	495
General and administrative expenses	3,147	4.3	3,016	4,106
Premises	708	3.4	685	916
IT	597	8.9	548	745
Communications	228	(7.4)	246	330
Advertising and publicity	288	4.6	275	378
Corporate expenses	76	6.8	71	102
Other expenses	925	5.2	879	1,201
Levies and taxes	325	4.4	311	433
Administration expenses	7,511	4.2	7,206	9,768
Depreciation and amortization	838	15.6	725	1,018
Operating expenses	8,349	5.3	7,931	10,786
Gross income	16,303	(1.7)	16,583	22,441
Efficiency ratio (Operating expenses/gross income, in %)	51.2		47.8	48.1

Earnings	7

The following are worth highlighting in terms of the number of employees, branches and ATMs:

•	The workforce as of 30-Sep-2013 stands at 113,293 people, i.e. 507 employees more than at the close of the first half of 2013. The increase came mainly from emerging economies. The situation in the rest of geographical regions remains stable.

•	The branch network at the end of September consists of 7,688 units and shows a new reduction in Spain, increases in South America and stability in the other geographical regions.

•	Lastly, as of 30-Sep-2013, the number of ATMs was 20,282 units. As in the case of the branch network, the number of ATMs has decreased in Spain, increased in South America and remains practically stable in the other areas.

As a result, operating income of €2,562m was generated in the third quarter, a figure slightly lower than the €2,679m reported in the second quarter of 2013. As of September, this heading stands at €7,954m, a year-on-year decline of 8.1% (compared

Number of employees (1)

(1)	Excluding Garanti.

Number of branches (1)

(1)	Excluding Garanti.

Number of ATMs (1)

(1)	Excluding Garanti.

Operating income

(Million euros)

(1)	At constant exchange rates: -4.3%.

with a 8.8% fall in the first half of 2013). The efficiency ratio for the nine months is similar to the figure for the previous quarter: 51.2%.

Provisions and others

Impairment losses on financial assets for the quarter totaled €1,854m, an amount higher than the figure registered in the previous quarter (€1,336m). This increase is due basically to the effect of the application of the European supervisors’ recommendations on the classification of refinanced loans, which has resulted in an additional provision of €600m in the quarter. In the first nine months of 2013, impairment losses on financial assets amount to €4,566m and continue to be focused mainly in Spain, as expected.

Impairment losses on financial assets

(Million euros)

(1)	At constant exchange rates: -13.2%.

8	Group information

As for provisions, €137m were registered in the quarter, with an accumulated total of €434m, a figure similar to the one posted 12 months earlier. This heading includes, among other items, early retirement costs, provisions for contingent liabilities, contributions to pension funds and other commitments to staff.

Other gains (losses) basically include the provisions made for real estate and foreclosed or acquired assets in Spain and the capital gains generated from the reinsurance operation completed in the first quarter of 2013 on the individual life and accident insurance portfolio in Spain. From January through September this heading totaled a negative €28m, compared with the negative €1,096m registered in the same period last year.

Lastly, the net profit from discontinued operations heading includes the ordinary earnings from the Group’s pensions business in Latin America, as well as the capital gains from the sale of Afore Bancomer in Mexico in early 2013 and the sale of the pension fund administrators in Colombia and Peru in the second quarter of 2013. The capital gains from the sale of Provida in Chile will be included in the fourth quarter.

Net attributable profit

As a result, BBVA generated a net attributable profit of €195m in the quarter. This figure does not include any relevant one-off revenue. The cumulative figure for the nine first months of 2013 is €3,077m, clearly higher than the €1,656m reported in the same period last year, which included a significant part of the impairment of assets related to the real estate sector in Spain. Excluding the figure from real estate activity in Spain, the additional amount of loan-loss provisioning in the quarter as a result of the new classification of refinanced loans, the pension business in Latin America and the capital gains from the reinsurance operation completed in the first quarter of 2013, the

Net attributable profit(1)

(Million euros)

(1)	Adjusted.
(2)	At constant exchange rates: -29.0%.

Group’s adjusted net attributable profit through September 2013 would be €2,638m.

By business area, Spain contributed €477m to the Group’s cumulative earnings in the first nine months of the year, real estate activity in Spain generated a loss of €845m, while the United States contributed €314m, Eurasia €647m, Mexico €1,292m and South America €885m.

Lastly, earnings per share (EPS) generated between January and September were €0.54 (€0.47 in adjusted terms), return on total average assets (ROA) was 0.79% (0.69% adjusted), return on equity (ROE) 9.2% (7.9% adjusted), and return on tangible equity (ROTE) 11.4% (9.7% adjusted).

Earnings per share(1)

(Euros)

(1)	Adjusted.

ROA(1)

(Percentage)

(1)	Adjusted.

ROE(1) and ROTE(1)

(Percentage)

(1)	Adjusted.

Earnings	9

Balance sheet and business activity

The highlights of the balance sheet and business activity of the BBVA Group at the end of the third quarter of 2013 were as follows:

•        Widespread depreciation in exchange rates against the euro during the quarter, which has a negative impact on the Group’s balance sheet and business activity.

•        Fall in gross lending to customers during both the quarter (–2.1%) and in the last 12 months (–5.4%), strongly determined by the deleveraging process being carried out by business in Spain, and largely overshadowing the more positive tone seen in the rest of the Group’s franchises.

•        Quarterly increase in non-performing loans, focused on Spain and strongly relating to the application of the different European supervisors’ recommendations regarding the classification of refinanced loans. The impact of these recommendations has been felt particularly strongly in the retail mortgage portfolio, even though, at the present date, a high percentage of that portfolio is held by customers who are up to date with their payments.

Consolidated balance sheet (1)

(Million euros)

	30-09-13	Δ%	30-09-12	30-06-13	31-12-12
Cash and balances with central banks	27,926	(1.0)	28,207	24,926	37,434
Financial assets held for trading	71,409	(14.4)	83,449	72,833	79,954
Other financial assets designated at fair value	2,774	(20.7)	3,499	2,937	2,853
Available-for-sale financial assets	80,948	13.5	71,329	75,492	71,500
Loans and receivables	373,919	(5.2)	394,223	382,208	383,410
Loans and advances to credit institutions	27,845	4.0	26,777	27,401	26,522
Loans and advances to customers	341,553	(6.1)	363,818	350,071	352,931
Other	4,521	24.6	3,629	4,736	3,957
Held-to-maturity investments	—	—	10,118	9,755	10,162
Investments in entities accounted for using the equity method	6,920	3.6	6,681	6,962	6,795
Tangible assets	7,574	(9.8)	8,396	7,678	7,785
Intangible assets	8,255	(6.7)	8,849	8,612	8,912
Other assets	27,452	(10.6)	30,696	27,101	28,980
Total assets	607,177	(5.9)	645,447	618,503	637,785
Financial liabilities held for trading	47,826	(18.6)	58,740	50,280	55,927
Other financial liabilities at fair value	2,791	12.0	2,491	2,865	2,516
Financial liabilities at amortized cost	480,708	(5.3)	507,764	490,018	506,487
Deposits from central banks and credit institutions	86,262	(23.5)	112,738	80,053	106,511
Deposits from customers	303,656	5.2	288,709	312,162	292,716
Debt certificates	73,619	(13.4)	85,053	80,604	87,212
Subordinated liabilities	9,909	(27.3)	13,636	10,197	11,831
Other financial liabilities	7,262	(4.8)	7,626	7,003	8,216
Liabilities under insurance contracts	9,869	9.7	8,994	10,038	9,032
Other liabilities	18,629	(21.4)	23,709	17,913	20,021
Total liabilities	559,821	(7.0)	601,697	571,114	593,983
Non-controlling interests	2,254	(0.3)	2,260	2,205	2,372
Valuation adjustments	(3,328)	44.7	(2,300)	(2,922)	(2,184)
Shareholders’ funds	48,429	10.6	43,789	48,106	43,614
Total equity	47,355	8.2	43,750	47,388	43,802
Total equity and liabilities	607,177	(5.9)	645,447	618,503	637,785
Memorandum item:
Contingent liabilities	36,813	(8.1)	40,062	37,098	39,407

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

10	Group information

Customer lending (gross)

(Billion euros)

(1)	At constant exchange rates: -1.5%.

•	Further increase in customer deposits in all geographical areas in which BBVA operates, particularly retail segment deposits, although the stability observed in the overall balance of wholesale customers is also beneficial. Consequently, there has been an improvement in the Group’s commercial gap and liquidity.

•	It has also been a positive quarter for off-balance sheet funds (managed customer portfolios, mutual funds, investment companies and pensions) in each of BBVA’s areas.

•	Stability in total equity during the quarter. The positive impact of the earnings generated (once the last dividend payment is deducted) is offset by the negative impact of exchange rates.

Customer funds

(Billion euros)

(1)	At constant exchange rates: +10.2%.

Customer lending

(Million euros)

	30-09-13	Δ%	30-09-12	30-06-13	31-12-12
Domestic sector	176,431	(11.2)	198,583	186,513	190,817
Public sector	25,269	(8.5)	27,614	26,057	25,399
Other domestic sectors	151,161	(11.6)	170,969	160,456	165,417
Secured loans	95,731	(10.6)	107,100	99,123	105,664
Other loans	55,431	(13.2)	63,869	61,333	59,753
Non-domestic sector	154,446	(2.8)	158,966	156,491	156,312
Secured loans	61,927	(1.9)	63,118	63,229	61,811
Other loans	92,519	(3.5)	95,848	93,263	94,500
Non-performing loans	26,109	31.6	19,834	21,810	20,287
Domestic sector	21,056	39.1	15,137	16,645	15,159
Non-domestic sector	5,053	7.6	4,697	5,165	5,128
Loans and advances to customers (gross)	356,986	(5.4)	377,383	364,815	367,415
Loan-loss provisions	(15,433)	13.8	(13,565)	(14,744)	(14,484)
Loans and advances to customers	341,553	(6.1)	363,818	350,071	352,931

Customer funds

(Million euros)

	30-09-13	Δ%	30-09-12	30-06-13	31-12-12
Deposits from customers	303,656	5.2	288,709	312,162	292,716
Domestic sector	150,622	5.7	142,561	156,780	141,169
Public sector	19,278	(30.7)	27,800	22,609	21,807
Other domestic sectors	131,344	14.5	114,761	134,171	119,362
Current and savings accounts	50,296	6.6	47,188	50,296	48,208
Time deposits	70,246	22.7	57,236	68,006	61,973
Assets sold under repurchase agreement and other	10,802	4.5	10,337	15,868	9,181
Non-domestic sector	153,034	4.7	146,148	155,382	151,547
Current and savings accounts	97,738	6.9	91,413	98,688	98,169
Time deposits	47,819	(4.4)	50,016	49,794	48,691
Assets sold under repurchase agreement and other	7,478	58.5	4,719	6,899	4,688
Other customer funds	95,109	5.3	90,287	95,232	91,774
Spain	56,340	11.6	50,492	53,762	52,179
Mutual funds	20,492	7.9	18,987	19,651	19,116
Pension funds	19,877	12.3	17,695	19,272	18,577
Customer portfolios	15,971	15.7	13,810	14,839	14,486
Rest of the world	38,769	(2.6)	39,796	41,470	39,596
Mutual funds and investment companies	21,021	(6.2)	22,417	22,354	22,255
Pension funds (1)	3,989	12.1	3,560	3,973	3,689
Customer portfolios	13,759	(0.4)	13,819	15,142	13,652
Total customer funds	398,765	5.2	378,997	407,394	384,491

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.

Balance sheet and business activity	11

Capital base

As of the close of the third quarter of 2013, the BBVA Group has continued to demonstrate sound and strong capital adequacy ratios, and thus a comfortable capital position. The most relevant aspects in the quarter are:

•	Another improvement in the core capital ratio according to Basel II, which stood at 11.4% as of 30-Sep-2013, an increase of 13 basis points on the figure for the previous quarter and 63 basis points up on the figure at the close of 2012.

•	Risk-weighted assets (RWA) declined by 1.6% over the quarter to €325,665m, due above all to the general depreciation against the euro of the currencies with the biggest influence on BBVA’s financial statements.

At the close of September, the Group’s capital base amounted to €44,319m, a slight decline of 0.5% on the figure for June 2013.

This is due mainly to the negative impact of exchange rates over the quarter, as mentioned earlier.

Core capital stands at €37,102m, a figure similar to the one posted at the close of the first half of 2013. Organic capital generation of about 19 basis points has been partly offset by the unfavorable exchange-rate effect. The variations in Tier I and Tier II capital can also be explained mainly by the aforementioned changes in exchange rates.

To sum up, the Group has consolidated its sound solvency indicators in an environment that continues to be difficult, thus anticipating the future Basel III capital requirements. In fact, on October 21 BBVA effected an agreement for the sale of 5.1% of its stake in CNCB, which will allow it to make progress in adopting the new Basel III capital requirements.

Core capital evolution (BIS II Regulation)

(Million euros and percentage)

RWA evolution

(Billion euros)

Capital base (BIS II Regulation)

(Million euros)

	30-09-13	30-06-13	31-03-13	31-12-12	30-09-12
Core capital	37,102	37,293	36,721	35,451	36,075
Capital (Tier I)	37,300	37,531	36,721	35,451	36,075
Other eligible capital (Tier II)	7,019	7,026	7,584	7,386	8,393
Capital base	44,319	44,557	44,305	42,836	44,467
Risk-weighted assets	325,665	331,098	328,002	329,033	335,203
BIS ratio (%)	13.6	13.5	13.5	13.0	13.3
Core capital (%)	11.4	11.3	11.2	10.8	10.8
Tier I (%)	11.5	11.3	11.2	10.8	10.8
Tier II (%)	2.2	2.1	2.3	2.2	2.5

12	Group information

Risk management

Credit risk

The highlight in the third quarter of 2013 as regards credit risk has been the application of the different European supervisors’ recommendations on the classification of refinanced loans. It is important to note that this application entails no changes in BBVA’s management criteria, as it only involves the implementation of stricter accounting standards that will enable greater comparability with the system as a whole, once the banks have implemented these changes. The most significant aspects of the implementation of these recommendations are described below:

•	€4,281m increase in the Group’s balance of non-performing loans since the end of the first half of 2013, of which €3,864m correspond to the reclassification of refinanced loans in Spain. This increase is concentrated mainly on the residential retail mortgage and the real-estate portfolios.
•	The volume of loans reclassified as non-performing as a result of the application of the European regulators’ recommendations is classified as subjective non-performing loans, since they correspond to customers who are currently up to date with their payments. Thus, 48% of the balance of non-performing mortgage loans or 38% of the non-performing loans of the banking and real-estate business in Spain overall are current.

•	In terms of loan-loss provisions, the application of this recommendation has resulted in an additional provisioning of €600m against impairment losses on financial assets in the quarter.

•	The increase in the amount of non-performing loans, together with the reduction in lending, are the two main elements that explain the increase in the Group’s NPA ratio over the quarter, from 5.5% as of 30-Jun-2013 to 6.7% at the close of September. Similarly, 98 basis points of the NPA ratio correspond to the customers who are currently up to date with their payments mentioned above.

Credit risk management (1)

(Million euros)

	30-09-13	30-06-13	31-03-13	31-12-12	30-09-12
Non-performing assets	26,508	22,226	21,808	20,603	20,114
Total risks	393,556	401,794	410,840	407,126	417,405
Provisions	15,777	15,093	15,482	14,804	13,877
Specific	12,439	11,084	10,578	9,752	8,503
Generic and country-risk	3,338	4,009	4,904	5,052	5,374
NPA ratio (%)	6.7	5.5	5.3	5.1	4.8
NPA coverage ratio (%)	60	68	71	72	69

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	3Q13	2Q13	1Q13	4Q12	3Q12
Beginning balance	22,226	21,808	20,603	20,114	16,481
Entries	7,094	4,075	3,603	4,041	3,634
Recoveries	(1,956)	(1,964)	(1,659)	(2,400)	(1,883)
Net variation	5,138	2,112	1,944	1,642	1,751
Write-offs	(817)	(1,282)	(655)	(1,172)	(1,096)
Exchange rate differences and other	(39)	(412)	(84)	19	2,979
Period-end balance	26,508	22,226	21,808	20,603	20,114
Memorandum item:
Non-performing loans	26,109	21,810	21,448	20,287	19,834
Non-performing contingent liabilities	399	416	361	317	280

Risk management	13

•	The same trends in terms of credit risk metrics seen in previous quarters have been maintained in the rest of the geographical areas.

The BBVA Group has closed the third quarter with a volume of total risks with customers (including contingent liabilities) of €393,556m. This represents a 2.1% decrease compared with the figure for the end of June 2013, as a result of the decline in the portfolios in Spain and Europe and the negative impact of exchange rates. These two factors are in stark contrast with the strong activity registered in the emerging markets.

Non-performing assets ended the period at €26,508m, up 19.3% on the figure as of 30-Jun-2013. As mentioned earlier, this increase continues to be concentrated in Spain, where the NPA ratios have been particularly affected during the quarter by the application of the European supervisors’ recommendations on refinanced loans.

Non-performing assets

(Million euros)

The Group’s NPA ratio as of 30-Sep-2013 was 6.7%, 120 basis points above the figure as of June 30. It has also been greatly conditioned by the application of the European regulators’ recommendations and the decline in lending, basically in Spain. In fact, the NPA ratio of the banking business in Spain stands at 6.2%, up 152 basis points over the quarter, while that of real-estate activity is 55.3% (43.7% as of 30-Jun-2013). In the United States it has improved to 1.5%. In Eurasia, Mexico and South America, the indicator remains very stable: 2.9%, 4.1% and 2.2%, respectively, practically the same figures as at the close of the first half of 2013.

Coverage provisions for customer risk increased 4.5% over the quarter to €15,777m. The Group’s NPA coverage ratio has declined over the last three months and closed at 60% as of 30-Sep-2013. By business area, banking activity in Spain had a ratio of 41% (45% as of 30-Jun-2013) and real-estate activity posted a figure of 62% (75% at the close of June 2013). The figure in Mexico is 105% (109% as of 30-Jun-2013), in South America 137% (136% three months earlier), in Eurasia 91% (88% at the close of the first half of 2013) and in the United States 120% (118% at the end of June).

NPA and coverage ratios

(Percentage)

Structural risks

The Assets and Liabilities Management unit in BBVA’s Financial Area is responsible for managing overall liquidity and structural interest-rate and foreign-exchange positions.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the third quarter of 2013, the long-term wholesale financial markets in Europe were notably stable, as a result of the positive trend in sovereign risk premiums, as growth expectations improved in the euro zone. Against this background, BBVA has continued to have constant access to the market, although the liquidity contributed by the euro balance sheet has meant that no issuance was needed on the long-term wholesale markets.

14	Group information

Similarly, short-term finance in Europe has performed well, in a context marked by a high level of market liquidity. Worth mentioning too is the outstanding performance of BBVA’s retail franchise in Spain, which managed to improve its liquidity gap again, as a result of its customer-centric focus and the Bank’s financial soundness.

The environment outside Europe has also been very positive. BBVA has once again strengthened its liquidity position in all the jurisdictions in which the Group operates. In the franchises where BBVA is present, its capacity to gather deposits has meant the absence of the need to access the international financial markets and also a further improvement in the Group’s financing structure.

To sum up, BBVA’s proactive policy in its liquidity management, the growth in customer funds in all geographical areas, its proven ability to access the market, even in difficult environments, its retail business model, the lower volume of debt redemptions compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its peers. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In the third quarter of 2013, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, close to 50% in aggregate terms. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected abroad for 2013 is also strictly managed. The impact of variations in exchange rates in the first nine months of 2013 has been partly offset by the hedging positions held, which have counteracted a possible more negative effect on the Group’s income statement and capital ratios. For the rest of 2013 and 2014, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital adequacy ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the third quarter of 2013, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Economic capital

Economic risk capital (ERC) consumption at the close of the third quarter amounted to €32,901m, a 5.1% decline over the quarter.

As is to be expected from BBVA’s profile, the largest allocation to ERC (54.9%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. A 5.2% decline was reported in the quarter, concentrated mainly in Spain.

Equity risk, in other words the portfolio of holdings in industrial and financial companies, the stake in CNCB, and consumption of economic capital from goodwill, has increased its proportion in relation to total risks to 20.6%, despite its decline (down 1.8%) over the quarter.

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 7.3% of ERC, and has declined 13.8% over the same period.

Operational risk decreased by 1.7%, with a relative weight of 6.5%, while fixed-asset risk declined by 6.1% and accounts for 6.9% of total ERC consumption.

Lastly, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, maintained its relative weight at 2.8%.

Risk management	15

The BBVA share

Between July and September 2013, the global economic setting has shown a very similar trend to that remarked in the previous quarter. On the one hand, Europe begins to emerge from the recession and reports positive growth figures. On the other, private demand is strong in the United States, but this is also combined with a certain degree of fiscal uncertainty in the long term. Lastly, emerging economies have been affected by the tightening of financial conditions at global level, given the prospects of the Federal Reserve (the Fed) starting to reverse the exceptional liquidity injection measures in the United States. However, these uncertainties have gradually faded insofar as real activity in China has proven stronger than expected, and following the Fed’s latest statements about extending its current monetary policy until there is evidence of more marked signs of recovery sustainable over time.

Against this backdrop, global financial markets have shown a more positive performance. The general European Stoxx 50 index registered a 6.6% quarterly gain at the close of September. The Ibex 35 and Euro Stoxx Banks registered even stronger gains of 18.3% and 24.1%, respectively, over the same period.

BBVA’s earnings for the second quarter of 2013 were favorably received by analysts, and stood out against the average earnings for the Spanish banking sector. The bank’s sound capital situation and liquidity are once again the most positively rated factors. Many analysts agree that the Group will comply with the European authorities’ and Basel III regulatory

The BBVA share and share performance ratios

	30-09-13	30-06-13
Number of shareholders	980,481	1,019,346
Number of shares issued	5,724,326,491	5,724,326,491
Daily average number of shares traded	64,576,932	49,308,275
Daily average trading (million euros)	447	342
Maximum price (euros)	8.46	7.62
Minimum price (euros)	6.18	6.19
Closing price (euros)	8.26	6.45
Book value per share (euros)	8.27	8.28
Market capitalization (million euros)	47,283	36,893
Price/book value (times)	1.0	0.8
PER (Price/earnings; times)	13.7	9.5
Yield (Dividend/price; %)	5.1	6.5

capital and liquidity requirements, which would put BBVA at the forefront of European banking in certain metrics. Furthermore, the market continues to take a positive view of BBVA’s strategy of balanced diversification between developed and emerging markets. In Spain, a major part of analysts consider BBVA to be the best bank in the sector and extremely well positioned in Spain to make the most of the opportunities afforded by the possible macroeconomic recovery and normalization of lending and asset quality.

The above factors have been reflected in the extremely positive performance of the BBVA share price during the third quarter of 2013: the share closed up 28.2% to €8.26 per share, equivalent to a market capitalization of €47,283m. This represents a price/book value ratio of 1.0, a P/E ratio of 13.7 (calculated on the median profit for 2013 estimated by the consensus of Bloomberg analysts) and a dividend yield of 5.1% (also obtained according to the median dividend per share forecast by analysts compared with the share price on September 30).

The average daily volume traded between July and September rose considerably, 31.0% more than in the previous quarter, both in terms of number of shares –to 65 million– and volume itself, up to €447m.

Lastly, in terms of shareholder remuneration, and in accordance with the Group’s dividend policy, a capital increase took place in October as part of the “dividend option” remuneration scheme. The percentage of shareholders who opted to receive newly issued BBVA shares was 88.3%, which once more confirms the popularity of the program.

Share price index

(30-09-12=100)

16	Group information

Corporate responsibility

BBVA works to integrate responsible management across the value chain, from the design, advertising and sale of its products to the management of risks. For the eighth year in a row, the Group has renewed its listing on the Dow Jones Sustainability Index, one of the most prestigious sustainability indices worldwide. The companies listed on this index are selected following a thorough assessment of a number of aspects including economic, social and environmental management, as well as corporate governance. In addition, BBVA has received the “Excellence Award” from Dirigentes Digital for placing community involvement at the core of its business strategy.

Other important milestones in corporate responsibility in the third quarter of 2013 were as follows:

Financial Inclusion

The BBVA Microfinance Foundation continues to be involved in projects aimed at furthering economic and social development in the 7 Latin American countries where it operates. The goal is to provide access to financial services for the most disadvantaged members of society so that they can undertake sustainable productive activities that allow them to improve their own standard of living and that of their families. As of today, it serves 1.4 million customers with an impact on the lives of 6.4 million people and it has granted €763m in microcredits and accumulated volume of €3,400m since 2007.

Financial literacy

The Group continues to strengthen its commitment to financial literacy. BBVA Provincial has launched through its Foundation the “Adelante con tu Futuro” portal, which offers public access to information of interest and news related to basic financial knowledge.

Responsible Banking

Human resources. BBVA has been selected as the best financial institution to work for in Latin America within the multinational corporations category, according to the “Great Place To Work” ranking. The more than 2,200 companies participating have been assessed by their workers, in total, nearly 3.5 million people from over 20 countries. In addition, BBVA has created so far this year 910 net jobs worldwide.

Customer-Centric Approach. Since the launch of the program “Yo Soy Empleo” (I am employment), BBVA has allocated €5.9m to provide financial support to 1,365 companies, helping 2,239 people find jobs in Spain. The program is supplemented by a recruitment service provided by Infoempleo through which 101 people have already been hired, as well as a training program at the best business schools in Spain, which has so far benefited 1,059 participants. As part of the initiatives designed to support entrepreneurs and owners of small businesses, BBVA also sponsors the “Código Emprende” program, which was launched on Channel 1 of Televisión Espańola in September. This program aims to promote employment among SMEs and the self-employed. 6 businesspeople are competing for 100,000 euros. The prize will go to the business project that makes the most progress during the 7-week program.

Community involvement

September saw the opening of “Teacher Action 2013”, a global initiative that seeks to help teaching staff develop social values in the classroom from an innovative perspective.

The Group’s Chairman, Francisco González, has presented BBVA’s “5th Integra Award” to Galega de Economía Social, a group of companies that aims to further the integration of the disabled into the labor market, primarily people with physical disabilities. The award, worth €500,000, recognizes the work of non-profit organizations or self-employed people who carry out projects that bring people into the labor market and boost the development of initiatives and good practices in this field.

As regards social entrepreneurship, BBVA has funded 5 of the projects participating in “Momentum Project 2012” through the investment vehicle Momentum Social Investment 2012, which provides a loan or an investment in equity on advantageous terms. “Momentum Project México” has organized the Social Investment Day, an event at which the participating entrepreneurship projects submitted their business plans and finance needs.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main sustainability indices at international level. As of the closing of the quarter its ratings were as follows:

Main sustainability indices in which BBVA participates

Weighting (%)
DJSI World	0.73
DJSI Europe	1.49
DJSI Eurozone	3.09
Ethibel Sustainability Index Excellence Europe	1.96
Ethibel Sustainability Index Excellence Global	1.31
MSCI World ESG Index	0.43
MSCI World ex USA ESG Index	0.91
MSCI Europe ESG Index	1.54
MSCI EAFE ESG Index	1.00
FTSE4Good Global	0.41
FTSE4Good Global 100	0.70
FTSE4Good Europe	1.00
FTSE4Good Europe 50	1.66

Further information and contact details are available at www.bancaparatodos.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, balance sheet, business activity and the most significant ratios in each of them: performing loans, customer funds (on and off-balance-sheet), efficiency ratio, NPA ratio, coverage ratio and risk premium.

In the first quarter of 2013 changes were made to the geographical reporting structure of the BBVA Group’s business areas. Consequently, Spain includes the portfolios, finance and structural euro balance-sheet positions managed by ALCO that were previously reported in Corporate Activities. In addition, because of the particular nature of their management, the assets and results pertaining to the real-estate business in Spain are presented separately. This covers lending to real-estate developers (previously integrated in Spain) and foreclosed real-estate assets which were included in Corporate Activities in the years prior to 2013.

As a result, the composition of the business areas in 2013 is different from that presented in 2012, and is now as follows:

•	Banking activity in Spain (from now on, Spain), which as in previous years includes: The Retail network, with the segments of individual customers, private banking, and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and institutions in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain. This new area has been set up with the aim of providing specialized and structured management of the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers (previously reported in Spain) and foreclosed real-estate assets (previously reported in Corporate Activities).

•	The United States encompasses the Group’s businesses in the United States. The historical series in this area has been reconstructed to exclude the business in Puerto Rico, which was sold in December 2012, and include it in the Corporate Center.

•	Eurasia, which as in 2012 includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•	Mexico, which includes the banking and insurance businesses in the country (the pensions business was sold in the first quarter of 2013). Within its banking activity, Mexico includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking through CIB.

•	South America includes the banking and insurance businesses that BBVA carries out in the region. (At the close of the third quarter of 2013 the Group has signed an agreement with Grupo Aval for the sale of its stake in BBVA Panama. In the pension business, BBVA has concluded the sale of its pension fund administrators in Colombia, Peru and Chile).

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Finally, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarter that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. Exceptionally it also includes the financial statements of BBVA Puerto Rico until its sale, which was completed in December 2012.

In addition to this geographical breakdown, supplementary information is provided for all the global businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

18	Business areas

The figures corresponding to 2012 have been restated according to the same criteria and the same structure of areas as explained above in order to offer homogeneous year-on-year comparisons. In the second quarter of 2012, BBVA announced that it was starting a process to look into strategic alternatives for its pension business in Latin America. In January 2013 it closed the sale of the pension business in Mexico, in April it concluded the sale of the pension business in Colombia and Peru, and in October the sale of its pension business in Chile. Thus, all the earnings from this activity in the region are classified as discontinued operations, both in the 2012 and 2013 figures in the Corporate Center. In addition, following an agreement for the sale of its stake in BBVA Panama to Grupo Aval at the end of July 2013, the assets and liabilities in this unit have been classified as non-current assets and liabilities held for sale in the South America area. Lastly, as usual in the case of The Americas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the same level, and all the accounting data related to the business managed are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•	Assignment of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group(1)	Spain	Real-estate activity in Spain	The United States	Eurasia(1)	Mexico	South America	S Business areas	Corporate Center
January-September 13
Net interest income	10,853	2,910	28	1,056	702	3,347	3,345	11,388	(535)
Gross income	16,303	4,725	(12)	1,603	1,589	4,600	4,032	16,537	(235)
Operating income	7,954	2,448	(123)	503	1,039	2,848	2,285	8,999	(1,045)
Income before tax	2,926	719	(1,310)	435	768	1,700	1,711	4,024	(1,098)
Net attributable profit	3,077	477	(845)	314	647	1,292	885	2,770	307
January-September 12
Net interest income	11,212	3,617	(23)	1,179	606	3,086	3,081	11,546	(334)
Gross income	16,583	5,107	(78)	1,702	1,623	4,260	3,911	16,524	59
Operating income	8,652	3,000	(164)	575	1,051	2,646	2,250	9,358	(706)
Income before tax	1,827	1,466	(3,870)	461	894	1,638	1,714	2,302	(474)
Net attributable profit	1,656	1,033	(2,715)	317	815	1,228	908	1,586	70

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Business areas	19

Spain

Income statement

(Million euros)

	Spain
	Jan.-Sep. 13	Δ%	Jan.-Sep. 12
Net interest income	2,910	(19.5)	3,617
Net fees and commissions	1,034	2.6	1,007
Net trading income	627	182.6	222
Other income/expenses	155	(40.6)	261
Gross income	4,725	(7.5)	5,107
Operating expenses	(2,277)	8.1	(2,107)
Personnel expenses	(1,408)	6.5	(1,322)
General and administrative expenses	(785)	10.5	(710)
Depreciation and amortization	(84)	12.9	(75)
Operating income	2,448	(18.4)	3,000
Impairment on financial assets (net)	(2,161)	55.0	(1,394)
Provisions (net) and other gains (losses)	432	n.m.	(140)
Income before tax	719	(51.0)	1,466
Income tax	(222)	(48.4)	(431)
Net income	496	(52.0)	1,035
Non-controlling interests	(19)	n.m.	(2)
Net attributable profit	477	(53.8)	1,033

Balance sheet

(Million euros)

	Spain
	30-09-13	Δ%	30-09-12
Cash and balances with central banks	6,660	(6.2)	7,099
Financial assets	101,272	(5.2)	106,838
Loans and receivables	199,369	(6.1)	212,283
Loans and advances to customers	181,144	(7.6)	196,135
Loans and advances to credit institutions and other	18,225	12.9	16,149
Inter-area positions	14,316	(22.8)	18,551
Tangible assets	801	(6.9)	861
Other assets	1,136	(26.9)	1,555

Total assets/liabilities and equity	323,554	(6.8)	347,187

Deposits from central banks and credit institutions	54,316	(20.5)	68,279
Deposits from customers	157,199	7.6	146,107
Debt certificates	56,436	(14.9)	66,296
Subordinated liabilities	2,426	(37.7)	3,896
Inter-area positions	—	—	—
Financial liabilities held for trading	39,630	(20.9)	50,094
Other liabilities	2,854	176.6	1,032
Economic capital allocated	10,694	(6.9)	11,483

Spain highlights in the third quarter

•	Another improvement in the liquidity gap.

•	Full impact of the elimination of the mortgage floors.

•	Lower cost of funding.

•	Risk indicators affected by the new classification of refinanced loans.

Highlights

For yet another quarter, lending activity in Spain has continued to decline, immersed in the economy’s deleveraging process. This decline, combined with the impact of the application of the new recommendations issued by the European regulators on the classification of refinanced loans, has had a negative effect on the NPA ratio. In contrast, customer funds have continued the upward trend seen in previous periods, which has enabled BBVA to continue improving the liquidity gap.

In earnings, revenue has been affected by the full impact of the elimination of the so-called floor clauses, detracting from the positive effects of lower funding costs, higher income from fees and commissions, and the increase in NTI. Another highlight in the quarter is the increase in loan-loss provisions as a result of the application of the new recommendations on refinanced loans, as mentioned earlier.

Macro and industry trends

The first advance indicators for the third quarter of 2013 seem to suggest that economic activity in Spain is starting to stabilize, and some indicators even show signs of growth. This improved outlook is the result of three factors: strong exports, easing of financial tensions and the more limited fiscal effort in 2013.

20	Business areas

In the country’s financial sector, the restructuring process continues according to schedule and the recapitalized banks are adequately implementing the restructuring plans imposed, which included divestiture, capacity adjustment and balance sheet readjustment programs. In this context, financial institutions continue to operate commercially in a difficult environment, with very low interest rates, reduced levels of lending activity and deteriorating asset quality. The NPA ratio stands at 12.0% for the system as a whole, according to the latest information available for the end of July. The ratio has been affected primarily by the new recommendations for the classification of refinanced loans, as well as the decline in the volume of loans.

Relevant business indicators

(Million euros and percentage)

	Spain
	30-09-13	31-12-12	30-09-12
Performing loans	173,837	184,697	192,582
Customer deposits under management (1)	143,723	133,802	127,094
Mutual funds	20,492	19,116	18,987
Pension funds	19,877	18,577	17,695
Efficiency ratio (%)	48.2	43.3	41.3
NPA ratio (%)	6.2	4.1	3.7
NPA coverage ratio (%)	41	48	57
Risk premium (%)	1.51	0.95	0.96

(1)	Excluding repos. Including promissory notes sold by the retail network and collection accounts.

Activity

BBVA’s banking activity in Spain continues to be affected by the deleveraging process underway in the economy. The area’s balance of performing loans as of 30-Sep-2013 stood at €173,837m, down 4.8% over the quarter and 9.7% compared with the figure at the close of September 2012.

As we have just mentioned, the quality of the area’s loan portfolio has been affected by the application of the new recommendations on refinanced loans, which has resulted in an increase of €2,778m (up 28.5%) in the balance of non-performing loans over the quarter, although the main part of this increase, 88% (i.e. €2,453m), corresponds to refinanced loans reclassified as subjective risk and which are currently up to date on payments. Together with the reduction in lending, this has a clear impact on the area’s NPA ratio, which as of 30-Sep-2013 stands at 6.2%. The coverage ratio has fallen slightly to 41% (45% at the close of the first half of 2013).

BBVA has a volume of €184,092m in customer funds in Spain, including customer deposits, promissory notes, mutual funds and pension funds. This heading has grown 12.4% year-on-year and 0.4% in quarterly terms.

Customer deposits under management amounted to €143,723m at the close of September, up 13.1% on the same date last year, despite the high volume of maturities registered throughout this last quarter. Once more, time deposits performed very well, with year-on-year growth of 25.3% (2.6% over the last three months).

These changes in lending and on-balance sheet customer funds have reduced the loan-to-deposits ratio (1) in the domestic sector to 127% as of 30-Sep-2013. Including mortgage-covered bonds, the ratio stands at 99%.

(1)	The ratio excludes securitizations and repos and includes promissory notes placed in the retail network.

Spain. Banking activity. Operating income

(Million euros)

Spain. Banking activity. Net attributable profit

(Million euros)

Spain	21

Spain. Banking activity. Performing loans breakdown

(September 2013)

Spain. Banking activity. Deposits from customers breakdown (September 2013)

Off-balance sheet funds continued the positive trend of previous quarters, with increases in both mutual funds (up 4.3% since the end of June 2013) and pension funds (up 3.1% over the last three months). As a result, BBVA has retained its privileged position in asset management, with market shares of 14.4% in mutual funds and 19.9% in pensions, according to the latest available figures from Inverco (August and June, respectively).

Earnings

As mentioned at the beginning of this chapter, the full impact of the elimination of the floor clauses in residential mortgage loans and the increase in loan-loss provisions as a result of the application of the recommendations issued by the European regulators on the classification of refinanced loans have had a negative impact on the earnings from banking activity in Spain over the quarter. The area has registered a cumulative net attributable profit through September 2013 of €477m (€1,033m twelve months earlier).

Cumulative net interest income totals €2,910m, down 19.5% in year-on-year terms. This decline is the result of decreased volumes and the environment of low interest rates and reduced spreads. It has also been compounded by the elimination of floor clauses in mortgage loans, which this quarter has had its full impact, unlike the previous one, when it was accounted for 53 days only. The most positive aspect in the period was the lower cost of funding (wholesale and retail), which relieves the pressure on customer spreads and will benefit net interest income in the coming quarters. Income from fees and commissions performed well and increased 2.6% year-on-year to €1,034m, while the figure for NTI was also positive, at €627m. The latter is the result of good management of the structural risks on the balance sheet in an environment marked by low interest rates, which has had a positive effect on capital gains obtained from the rotation of the ALCO portfolios. Also noteworthy is the favorable performance of the Global Markets unit. The above, together with the €155m registered under the other income/expenses heading, has resulted in cumulative gross income of €4,725m for the first nine months of 2013 (down 7.5% year-on-year).

Operating expenses have been kept in check, with the lowest quarterly figure registered this year, and a cumulative total of €2,277m through September, i.e. a year-on-year increase of 8.1%. This increase is affected by the integration of Unnim (carried-out at the end of July of last year). The area’s operating income totals €2,448m (€3,000m twelve months earlier).

Impairment losses on financial assets are up €448m in the quarter and nearly double the figure for the previous quarter. As we mentioned earlier, they have been affected by the adoption of the recommendations issued by the European regulators on the classification of refinanced loans.

22	Business areas

Lastly, the provisions (net) and other gains (losses) heading basically includes the gains from the reinsurance operation undertaken in the first quarter of the year. Between January and September 2013, this heading stands at a positive €432m.

Main highlights

In the third quarter of 2013, the retail banking unit undertook the following actions aimed at addressing customer demands:

•	A wide range of savings products is being developed on the marketing side, as the unit is committed to offering deposit products as a way of attracting new customers. These actions have enabled the maturities of time deposits and promissory notes (€13,243m over the quarter) to be managed successfully and the banking relationship with customers to be strengthened.

•	As for fees and commissions, the unit continues to promote the “Adiós comisiones” (Goodbye charges) program in order to reinforce customer loyalty. Today, 60% of individual customers already benefit from this program.

•	In sales channels, BBVA is developing its multi-channel, digital and integrated relationship model. The significant volume of app downloads to cell phones during the summer, amounting to 45% of the website’s active users, illustrates the benefits of digital channels. In addition, “BBVA Contigo”, the Bank’s remote relationship model, continues to grow in both customer numbers and satisfaction levels.

•	Lastly, in order to make it easier to attract new customers, the design of a new protocol was completed this quarter, aimed at offering a much more flexible and simpler “welcome experience”.

All the above, combined with the commercial strength and the network’s high capillarity, has made it possible to attract over 133,000 new direct deposits of salaries and 71,000 new pensions in the Bank over the quarter. As a result, its market share has increased by 88 and 187 basis points, respectively.

CBB seeks to achieve a position of leadership through the improvement of the quality of service. The most relevant actions in the quarter are:

•	Deployment of “Plan + Negocio” for companies and SMEs, focused on addressing the demand for finance from current customers and attracting new customers. With this initiative, the unit reinforces its commitment to continue meeting solvent demand by keeping high risk admission and selection standards.

•	Various initiatives aimed at meeting the needs of the export sector and companies engaged in international expansion. This is being done by encouraging relations between the different banks that make up BBVA in order to enable customers to benefit from the market knowledge of the Group’s various specialized teams.

Spain	23

Real-estate activity in Spain

Income statement

(Million euros)

	Real-estate activity in Spain
	Jan.-Sep. 13	Δ%	Jan.-Sep. 12
Net interest income	28	n.m.	(23)
Net fees and commissions	8	(44.4)	14
Net trading income	38	n.m.	(31)
Other income/expenses	(86)	130.1	(38)
Gross income	(12)	(84.5)	(78)
Operating expenses	(111)	28.4	(86)
Personnel expenses	(65)	60.0	(41)
General and administrative expenses	(29)	1.0	(29)
Depreciation and amortization	(17)	(1.0)	(17)
Operating income	(123)	(25.1)	(164)
Impairment on financial assets (net)	(510)	(77.9)	(2,305)
Provisions (net) and other gains (losses)	(677)	(51.7)	(1,401)
Income before tax	(1,310)	(66.2)	(3,870)
Income tax	467	(59.5)	1,154
Net income	(842)	(69.0)	(2,717)
Non-controlling interests	(2)	n.m.	1
Net attributable profit	(845)	(68.9)	(2,715)

Balance sheet

(Million euros)

	Real-estate activity in Spain
	30-09-13	Δ%	30-09-12
Cash and balances with central banks	5	117.3	2
Financial assets	1,104	13.5	973
Loans and receivables	10,748	(23.9)	14,122
Loans and advances to customers	10,768	(23.7)	14,120
Loans and advances to credit institutions and other	(20)	n.m.	1
Inter-area positions	—	—	—
Tangible assets	1,717	(15.7)	2,036
Other assets	7,380	3.4	7,136

Total assets/liabilities and equity	20,954	(13.7)	24,269

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	189	(16.8)	227
Debt certificates	4	(75.8)	15
Subordinated liabilities	567	(21.4)	721
Inter-area positions	17,925	(8.4)	19,559
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	2,269	(39.4)	3,748

Highlights of real-estate activity in Spain in the third quarter

•	Improvement in demand coming basically from foreign investors.

•	New reduction of exposure linked to the developer sector.

•	Maintenance of the rate of sales, despite the seasonality.

•	Risk indicators affected by the new classification of refinanced loans.

Highlights

Between July and September 2013, BBVA’s real-estate activity in Spain has continued to be characterized by a reduction in exposure to developers and the maintenance of the rate of sales, despite the negative seasonality of the third quarter.

The area’s income statement basically shows the expected loan-loss provisions for lending to the developer sector, the effect of home sales and the repricing of foreclosed assets to market value.

Industry trends

In 2013 the Spanish real-estate market has shown the first positive signs in terms of sales and prices, particularly in coastal areas in the islands and the Mediterranean. The increase in demand from the return of investors to this segment, basically foreign but also Spanish, has led to increased sales and a stabilization of prices in the provinces where tourism is most important. In the inland markets, the process of adjustment has not concluded, and excess demand is still putting pressure on prices, which continue to fall, although less steeply than last year.

With respect to production, housing construction is in a slump, although there are already clear signs of it having bottomed out. In short, the residential real-estate sector has undergone a significant adjustment in the last years. With the incipient economic recovery in Spain beginning in the second half of the year, demand can be expected to rise steadily, with prices stabilizing, particularly in those markets more geared to Spanish buyers.

24	Business areas

Exposure

There are two very different realities for the Group within the real-estate sector. On the one hand, net exposure to the developer segment (lending to developers plus the foreclosed assets resulting from this lending) has been falling every quarter, and will continue to decline in the future. On the other, there are retail foreclosures, i.e. those from private mortgage loans, whose increase is linked to the gross additions to NPA in 2008 and 2009. Although they are expected to continue to rise in the short term, the volume of additions has fallen in the last quarter, partly due to seasonal factors, thus reversing the rising trend seen in this heading in the first half of the year. However, despite the seasonality, sales in the third quarter were at similar levels as in previous quarters.

Overall, BBVA’s net exposure to the real-estate sector in Spain is still declining. As of 30-Sep-2013, the balance stands at €14,789m, down 2.0% on the close of the previous quarter and 5.1% lower on the figure at the end of 2012. There has been an increase in the balance of non-performing developer loans during the quarter, basically due to the application of the recommendations issued by the European regulators on the classification of refinanced loans. Following this new classification, 34% of the area’s non-performing loans correspond to subjective NPLs and are currently up to date with their payments.

Coverage of total real-estate exposure closed the quarter at 45% (44% at the close of June 2013).

Within the exposure to the Spanish real-estate sector, property securing mortgage loans to individuals is at a very similar level to the close of the first half of 2013.

Sales of owned real-estate assets in the third quarter of 2013 amounted to 3,130 units, a cumulative total through September of 9,747 units. In the third quarter of 2012 a total of 1,529 units were sold, giving a cumulative total in the first nine months of the year of 4,447 units.

Earnings

The income statement for the first three quarters of 2013 again shows two key elements: first, the expected impact of loan-loss provisions in the developer book and the decline in value of foreclosed real-estate assets; and second, the effect of the sale of properties.

Other factors influencing the situation, although to a lesser extent, are: the consolidation by the equity method of the stake in Metrovacesa, which is registered under the “Other income/ expenses” heading; the positive results from portfolio sales; and the year-on-year increase in operating expenses, due to greater

Coverage of real estate exposure in Spain

(Million of euros as of 30-09-13)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	9,519	4,772	50
NPL	8,821	4,547	52
Substandard	698	225	32
Foreclosed real estate and other assets	12,829	6,583	51
From real estate developers	9,006	4,998	55
From dwellings	2,957	1,197	40
Other	866	388	45

Subtotal	22,348	11,355	51

Performing	4,455	659	15
With collateral	3,967
Finished properties	2,649
Construction in progress	596
Land	722
Without collateral and other	488
Real estate exposure	26,803	12,014	45

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Spain. Real-estate.Net exposure to real-estate (1)

(Million euros)

(1)	Transparency on like-for-like basis: the figures include Unnim but exclude the investment in Metrovacesa.
(2)	Other foreclosed assets includes foreclosed assets that don not stern from financing family home buying.

staff numbers assigned to the area to carry out separate and specialized management of this business and deal with increased activity.

As a result of the above, BBVA’s real-estate activity in Spain registered a loss in the quarter of €216m, and €845 in the first nine months of the year. The figure for the first nine months compares favorably with the loss of €2,715m in the same period in 2012.

Real estate activity in Spain	25

The United States

Income statement

(Million euros)

	The United States
	Jan.-Sep.13	Δ%	Δ% (1)	Jan.-Sep.12
Net interest income	1,056	(10.5)	(7.9)	1,179
Net fees and commissions	424	(4.8)	(2.0)	445
Net trading income	119	4.1	7.1	114
Other income/expenses	5	n.m.	n.m.	(36)
Gross income	1,603	(5.8)	(3.1)	1,702
Operating expenses	(1,100)	(2.4)	0.4	(1,127)
Personnel expenses	(610)	(5.2)	(2.5)	(644)
General and administrative expenses	(355)	1.1	3.9	(352)
Depreciation and amortization	(135)	2.7	5.6	(131)
Operating income	503	(12.6)	(10.1)	575
Impairment on financial assets (net)	(68)	(8.4)	(5.7)	(74)
Provisions (net) and other gains (losses)	0	n.m.	n.m.	(40)
Income before tax	435	(5.5)	(2.8)	461
Income tax	(121)	(15.6)	(13.2)	(144)
Net incomes	314	(1.0)	1.9	317
Non-controlling interests	—	—	—	—
Net attributable profit	314	(1.0)	1.8	317

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	The United States
	30-09-13	Δ%	Δ% (1)	30-09-12
Cash and balances with central banks	2,619	(42.0)	(39.4)	4,514
Financial assets	7,395	(6.5)	(2.3)	7,905
Loans and receivables	39,744	0.2	4.6	39,679
Loans and advances to customers	37,297	(0.6)	3.8	37,525
Loans and advances to credit institutions and other	2,446	13.5	18.6	2,155
Inter-area positions	—	—	—	—
Tangible assets	721	(7.1)	(2.9)	776
Other assets	2,188	10.0	14.9	1,989

Total assets/liabilities and equity	52,667	(4.0)	0.3	54,864

Deposits from central banks and credit institutions	5,153	(33.7)	(30.7)	7,770
Deposits from customers	38,170	(0.5)	3.9	38,373
Debt certificates	—	—	—	—
Subordinated liabilities	681	(23.7)	(20.3)	892
Inter-area positions	1,326	110.3	119.7	631
Financial liabilities held for trading	231	(47.5)	(45.1)	441
Other liabilities	4,674	15.5	20.7	4,045
Economic capital allocated	2,430	(10.4)	(6.4)	2,711

(1)	At constant exchange rate.

The United States highlights in the third quarter

•	Increased lending activity in an environment of low rates.

•	Cost control and new reduction of impairment losses on financial assets.

•	Excellent quality of risk indicators.

•	BBVA Compass launches a new on-line banking system, more flexible and with more options.

Highlights

Business activity in the United States continues the trend begun in past quarters, with balanced growth in each of the franchise’s target credit portfolios (commercial, residential real estate and consumer), and in lower-cost deposits, i.e. current and savings accounts.

In earnings, the negative impact of interest rates status-quo on net interest income has been offset by cost control implemented by the area and the reduction of provisions. As a result, the net attributable profit in the United States has grown slightly in year-on-year terms.

Macro and industry trends

The United States economy has continued to grow, although at a more moderate pace than in the first half of the year. Consumption and residential lending have grown at a more moderate pace. There has also been an impact from the possible end to the extraordinary monetary stimulus measures applied by the Fed in recent years, though this concern was finally dispelled following its decision to extend the current program. Lastly, at the end of the third quarter, the difficulties in reaching agreements on the budget became clear, with the resulting partial closure of the Federal Government.

26	Business areas

The result of this has been unfavorable for the exchange rate of the dollar against the euro, which has depreciated 3.1% over the quarter. As a result, the effect of the exchange rate on the Group’s financial statements is negative, both quarterly and year-on-year. As in previous reports, all the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

The health of the banking system continues to improve steadily quarter by quarter. The expectations are for a stronger credit market, already showing increased consumer and corporate lending. In terms of asset quality, mortgage defaults continue to fall, while consumer and commercial real estate portfolios have recovered and commercial and industrial loans are still at historical lows. This situation explains why the NPA ratio at the end of the second quarter of 2013 (the latest available figures) is 4.2%. On the side of liabilities, the rate of growth of deposits has slowed, after the rapid pace seen in the second half of 2012. Finally, in terms of earnings, the trend in the financial industry continues along the lines explained in previous quarters: rising non-financial revenues and lower provisions.

Activity

Performing loans managed by this area at the close of September 2013 amounted to €39,219m, an increase of 3.1% on the quarter and 5.6% over the previous 12 months. Lending growth has been balanced across all portfolios, except for loans to developers (construction real estate), which continue to decline at 1.1% since the end of June 2013 and 27.9% since 30-Sep-2012, in line with the area’s strategy explained in previous quarters. The portfolios posting the biggest growth rates are mortgages (residential real estate) and companies (including commercial real

Relevant business indicators

(Million euros and percentage)

	The United States
	30-09-13	31-12-12	30-09-12
Performing loans (1)	39,219	36,646	37,144
Customer deposits under management (1-2)	37,626	36,852	35,551
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	68.6	67.1	66.2
NPA ratio (%)	1.5	2.4	2.4
NPA coverage ratio (%)	120	90	94
Risk premium (%)	0.24	0.19	0.25

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

estate), which have risen by 11.7% and 6.0% respectively on the figure posted on the same date last year. Consumer finance has also performed well, with a year-on-year growth of 4.5% thanks to the positive performance of credit cards and car loans.

This growth in activity continues against a backdrop of improved asset quality indicators in the area. The NPA ratio stood at 1.5% as of 30-Sep-2013, 7 basis points below the figure at the close of June 2013. The coverage ratio increased by 2.0 percentage points over the quarter to 120%.

Customer deposits under management amounted to €37,626m as of 30-Sep-2013, an increase of 5.8% on the figure the previous year, but down 1.3% in the quarter due to the decline in term deposits (down 5.1% since the end of June 2013), while lower-cost deposits continue to grow (by 0.8% in the last three months), particularly compared with the figure at the close of September 2012 (up 7.4%).

The United States. Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate:-126%

The United States. Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate:-10%

The United States	27

The United States. Performing loans Breakdown (September 2013)	The United States. Deposits from customers breakdown (September 2013)

Lastly, the capital ratios of BBVA Compass remain at very high levels. Specifically, at the close of September, the Tier 1 capital ratio closed at 11.8% and the total capital ratio at 14.1%, with an improvement of 17 and 21 basis points respectively on the figures for the close of the first half of 2013.

Earnings

The key elements of the income statement for the first nine months of the year are as follows:

•	On the revenue side, net interest income amounted to €1,056m, 7.9% down on the same period in 2012. It has continued to be affected by the low interest-rate environment and very flat curves, which have detracted from the positive impact of significant volumes of activity. Income from fees and commissions increased slightly over the quarter to a cumulative €424m through September. This improvement over the quarter is basically due to increased volumes of business activity and a larger number of transactions within the corporate and investment banking business. NTI totaled €119m, a rise of 7.1% year-on-year, thanks to good structural interest rate risk management. Lastly, other income/expenses stood at €5m through September 2013, compared with a negative €36m twelve months earlier (–€35m at constant exchange rate). As a result, cumulative gross income amounted to €1,603m, 3.1% down on the figure for the first nine months of 2012.

•	Expenses continue to be held in check at very similar levels to the same period last year: €1,100m, a year-on-year rise of 0.4%. As a result, operating income amounted to €503m, a year-on-year decline of 10.1%.

BBVA Compass. Loan mix (Percentage)	BBVA Compass. Deposit mix (Percentage)

28	Business areas

•	Lastly, impairment losses on financial assets stood at €68m through September 2013, a decline of 5.7% despite the increased volumes of lending. The cumulative risk premium through September 2013 remained at 0.24% (0.25% twelve months earlier). This positive performance is due to improved quality in the loan book in the area, as mentioned at the start of this chapter.

•	To sum up, the United States has generated cumulative earnings of €314m, up 1.8% on the figure between January and September 2012, thanks to tight cost control and the good performance of provisions. Of this figure, 87% corresponds to BBVA Compass.

Main highlights

BBVA Compass accounts for 95% of the lending and 98% of the deposits under management in the United States. According to the latest available data from the Federal Deposit Insurance Corporation (FDIC) as of June 30, the bank was in 22nd place in the banking sector in the United States, 2nd in Alabama and 4th in Texas. In deposits it has gained market share in year-on-year terms, as this heading has grown more in the bank than in the sector as a whole, at 8.4% in BBVA

Compass compared with 4.6% in the sector (June 2013 data).

BBVA Compass has launched the Business Mobility Bundle, a new solution targeted at micro-enterprises (companies with revenue of under USD 500,000) which offers them all they need to manage a variety of financial transactions through their mobile devices. With this product, the bank aims to meet the unique needs of this segment, which today operates through mobile devices and needs to make transactions anywhere.

BBVA Ventures, the BBVA Group’s project to invest in innovative financial services start-ups, headquartered in Silicon Valley, has invested in SumUp, a leading German company in the European market for credit-card payment via cell phones. The new investment is part of BBVA’s innovation strategy and puts the bank in a privileged position to head up the new technologies in payment channels for the self-employed and retailers.

A new on-line banking system was also launched during the quarter, with a more user-friendly navigation system that offers improved options for transfers, alerts and repayment systems.

The United States	29

Eurasia

Income statement (1)

(Million euros)

	Eurasia
	Jan.-Sep. 13	Δ%	Jan.-Sep. 12
Net interest income	702	15.9	606
Net fees and commissions	301	(10.5)	336
Net trading income	177	94.3	91
Other income/expenses	409	(30.6)	590
Gross income	1,589	(2.0)	1,623
Operating expenses	(551)	(3.6)	(572)
Personnel expenses	(291)	(2.5)	(299)
General and administrative expenses	(220)	(5.2)	(232)
Depreciation and amortization	(39)	(3.0)	(40)
Operating income	1,039	(1.2)	1,051
Impairment on financial assets (net)	(238)	72.4	(138)
Provisions (net) and other gains (losses)	(33)	67.4	(19)
Income before tax	768	(14.0)	894
Income tax	(122)	55.0	(79)
Net income	647	(20.7)	815
Non-controlling interests	—	—	—
Net attributable profit	647	(20.7)	815

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Balance sheet (1)

(Million euros)

	Eurasia
	30-09-13	Δ%	30-09-12
Cash and balances with central banks	2,582	23.2	2,097
Financial assets	11,178	(9.2)	12,310
Loans and receivables	30,966	(10.5)	34,593
Loans and advances to customers	28,645	(8.9)	31,457
Loans and advances to credit institutions and other	2,321	(26.0)	3,136
Inter-area positions		—	—
Tangible assets	268	(54.3)	587
Other assets	1,312	11.2	1,180

Total assets/liabilities and equity	46,307	(8.8)	50,768

Deposits from central banks and credit institutions	12,438	(19.9)	15,523
Deposits from customers	17,986	(2.2)	18,383
Debt certificates	1,196	17.8	1,015
Subordinated liabilities	939	3.5	907
Inter-area positions	4,600	(16.8)	5,529
Financial liabilities held for trading	321	(22.1)	412
Other liabilities	4,265	(0.3)	4,280
Economic capital allocated	4,563	(3.3)	4,720

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Eurasia highlights in the third quarter

•	Increase in customer funds in the retail businesses and recovery of balances in the wholesale segment.

•	In Turkey, impacts derived from the depreciation of the Turkish lira and the evolution of interest rates.

•	Favorable performance of the Global Markets unit.

•	Stable risk indicators.

Highlights

Notable from the point of view of activity in the area has been the changing mix in recent quarters. Performing loans continue to be buoyed by the retail business, thanks to its positive performance in Garanti. With respect to customer funds, in the last three months retail customer deposits have performed positively, and there have also been signs of recovery in the wholesale segment.

Earnings in the quarter have been affected by the negative impact of the depreciation of the Turkish lira, which has distorted the quarterly comparison in all the lines, particularly net interest income. This heading has also been affected by the reduction in the customer spread in Garanti caused by the interest rate hike in Turkey. Global Markets has maintained its positive performance, while the contribution from CNCB is very similar to that of previous quarters.

Macro and industry trends

The macroeconomic situation has improved significantly in Europe. The euro zone began to emerge from recession in the second quarter. The most recent data on the third quarter suggest an incipient economic expansion. This improvement should even reach the peripheral countries, which are now less subject to the fiscal drain and where financial tensions are much better contained. Even so, some uncertainty remains regarding the continuity of the Greek and Portuguese aid programs.

30	Business areas

In Turkey economic activity has maintained the strength seen in the first half of the year, thanks to increased private consumption and an expansionary fiscal policy, despite greater volatility in the financial markets and incidents of social conflict during the quarter, which have had a negative impact. As a result, the yield on the Turkish 10-year bond has picked up to levels of close to 10% (from 6% in May). In addition, the lira has depreciated strongly over the quarter, although this was partially restrained by the measures applied by the Turkish Central Bank. The most important of these measures are the use of foreign currency reserves and a tougher monetary policy, which has considerably increased the average cost of funding for the Turkish financial system as a whole.

Despite the above, the financial sector in Turkey still has solid capital adequacy and a high level of profitability, against a backdrop of a strong rate of growth in lending over recent years. However, the NPA ratio in the system remains contained, at around 3%, and provisions are stable compared with last year, with the coverage ratio at around 75%.

In China data show a resurgence in economic growth, driven by the fiscal stimulus measures applied by the authorities, but also by the recovery in confidence levels, now that the threats of a hard landing have been dissipated. The increased confidence and the authorities’ room for maneuver allow optimism with respect to meeting the official growth targets.

Earnings in the Chinese banking sector have increased moderately, although the rate is still high (up 13.6% for listed banks, according to information as of June 2013). This growth is backed by a steep rise in lending and a significant increase in income from fees and commissions, which offset the negative

Relevant business indicators

(Million euros and percentage)

	Eurasia
	30-09-13	31-12-12	30-09-12
Performing loans	28,956	29,458	31,611
Customer deposits under management (1)	17,257	16,484	17,432
Mutual funds	1,362	1,408	1,480
Pension funds	636	608	576
Efficiency ratio (%)	34.7	35.2	35.2
NPA ratio (%)	2.9	2.8	1.7
NPA coverage ratio (%)	91	87	114
Risk premium (%)	1.06	0.97	0.52

(1)	Excludes repos.

impact of the liberalization of interest rates, the removal (in July) of the floor on interest rates charged for loans and the slight upturn in the NPA ratio. Lastly, listed banks have reduced their capital adequacy ratios in the first half of 2013, although the average level continues to be clearly above the minimum required.

Activity

At the close of September 2013, performing loans in the area amounted to €28,956m, a year-on-year decline of 8.4% and a quarterly fall of 1.4%. This decline is significantly affected by the depreciation of the Turkish lira. Excluding this effect, the year-on-year decline is 3.3%. The quarter on quarter increase of 2.0% is affected by the behavior of balances of the wholesale banking business (down 17.4% on September 2012, but up 3.2% compared with the close of June 2013). The aforementioned depreciation of the Turkish lira against the euro masks the positive performance of lending activity in Garanti in local currency. In fact, growth in lending in liras in Garanti remains robust (up 23.2% on the close of 2012 and 5.1% on the figure for the close of the first half of 2013), particularly in the retail segment, and it continues to outperform the industry as a whole (up 22.1% compared with the close of 2012). There has also been an improvement in the foreign-currency portfolio, which is mainly geared to project finance deals (up 7.8% since 31-Dec-2012 and up 2.2% on the figure as of 30-Jun-2013).

Eurasia. Operating income (Million euros)	Eurasia. Net attributable profit (Millions euros)

Eurasia	31

Eurasia. Performing loans breakdown

(September 2013)

Eurasia. Deposits from customers breakdown

(September 2013)

Asset quality in the area remains stable compared with the data for previous quarters, closing September with an NPA ratio of 2.9% (the same as the one reported as of 30-Jun-2013) and a coverage ratio of 91% (88% at the close of the first half of 2013). Garanti’s NPA ratio has not changed significantly, and it stands at 2.0% at the end of the first nine months of 2013.

Customer deposits under management amounted to €17,257m as of 30-Sep-2013, registering a slight decline of barely 1.0% on the figure for the same date in 2012, but a rise of 4.5% compared with the figure at the close of the first half of 2013. At constant exchange rate this heading increases 8.3% year-on-year and 9.7% quarter-on-quarter. There has been a significant recovery in the balances from the wholesale segment, and positive performance by the retail business. Thus in Garanti, lira deposits increased by 4.6% on the figure for June 2013, a higher rate of growth than the industry as a whole (up

3.2%); and by 25.0% since the close of 2012 (up 11.0% in the industry). As a result, the bank has gained 120 basis points in market share since the close of 2012.

From the point of view of solvency, Garanti continues to have solid capital levels (bank-only CAR at 15.4% as of September 30), despite the aforementioned impact of the lira depreciation.

Earnings

The most significant aspects of the income statement are as follows:

•	Net interest income performed more moderately than in previous quarters; it was hit by the negative impact of rising interest rates on the customer spread in Garanti. The rate hike has increased the cost of deposits in the third quarter, and this has not been offset by the performance of the loan book, whose repricing is expected toward the end of the year. Despite this, cumulative net interest income in the area to September amounted to €702m, a year-on-year increase of 15.9%.

32	Business areas

•	Income from fees and commissions has begun to stabilize after several months of declines, with a cumulative figure through September of €301m (down 10.5% year-on-year). This improvement is a result of the more positive performance of this heading in Garanti, particularly for fees and commissions related to its activity with customers.

•	A positive level of NTI, at €177m in the first nine months of 2013. The Global Markets unit performed particularly well in the region.

•	The contribution from CNCB remains in line with previous quarters. Thus, other income/expenses at €409m through September, is 30.6% down on the figure 12 months earlier. This decline is a result of the adjustment made to the loan-loss provisions by CNCB in the first quarter, when it applied the new local legislation that took effect this year.

•	Operating expenses have been kept in check, despite the expansion plans underway in Garanti. In fact, since the close of 2012, the branch network has increased by 41 and the number of ATMs by 242; the costs resulting from the launch of i-Garanti before the summer should also be mentioned. Despite this, operating expenses declined by 3.6% over the last twelve months to €551m.

•	Impairment losses on financial assets through September stood at €238m, 72.4% more than the amount registered in the same period in 2012. The increase is basically due to higher generic provisions resulting from Garanti’s increased activity.

•	Overall, Eurasia generated a net attributable profit of €647m as of 30-Sep-2013. Of this total, €236m (36.5%) is from Garanti, which posted earnings of €916m in the first nine months of 2013 (up 8.9% year-on-year).

Main highlights

In the area of corporate responsibility, Garanti’s policy has been focused on two issues: the role of women in the business world, and providing improved accessibility for the disabled. The bank has formed part of the Turkish delegation that explained the progress made in the field of accessibility in one of the forums held during the recent United Nations General Assembly. Garanti was also the host bank for the 12th summit of the Global Banking Alliance for Women, where there were representatives from 30 financial institutions from 24 countries. These summits aim to develop programs that provide women entrepreneurs with training and access to markets.

Under the awards and recognitions heading, the magazine Global Finance named Garanti “Best Bank in Turkey” in its classification of the Best Global Banks in 2013, while the 2012 Annual Report (and its interactive version) of its Investor Relations team has received a prize at the ARC Awards. These awards are organized by MerComm, a U.S. organization that defines standards of excellence in the communication field.

In the area of wholesale and investment banking, the Group has led two bond issues for the Italian company Enel and the Spanish company Madrileña de Gas worth a total of €1,750m.

Garanti. Significant data 30-09-13 (1)

30-09-13
Financial statements (million euros)
Attributable profit	916
Total assets	69,001
Loans and advances to customers	41,056
Deposits from customers	37,762
Relevant ratios (%)
Efficiency ratio (2)	45.4
NPA ratio	2.0
Other information
Number of employees	18,928
Number of branches	977
Number of ATMs	3,750

(1)	BRSA data for the Garanti Bank.
(2)	Normalized figure excluding the effect of non-recurrent items.

Garanti. Composition of assets and lending portfolio (1)

(September 2013)

(1)	Garanti Bank only.

Garanti. Composition of liabilities (1)

(September 2013)

(1)	Garanti Bank only.

Eurasia	33

Mexico

Income statement

(Million euros)

	Mexico
	Jan.- Sep. 13	Δ%	Δ% (1)	Jan.- Sep. 12
Net interest income	3,347	8.5	6.9	3,086
Net fees and commissions	883	11.8	10.2	790
Net trading income	128	(25.8)	(26.9)	172
Other income/expenses	242	14.5	12.9	211
Gross income	4,600	8.0	6.4	4,260
Operating expenses	(1,752)	8.6	7.0	(1,614)
Personnel expenses	(753)	10.2	8.6	(684)
General and administrative expenses	(878)	5.3	3.8	(834)
Depreciation and amortization	(121)	25.2	23.4	(97)
Operating income	2,848	7.6	6.1	2,646
Impairment on financial assets (net)	(1,101)	13.6	12.0	(970)
Provisions (net) and other gains (losses)	(46)	20.4	18.7	(39)
Income before tax	1,700	3.8	2.3	1,638
Income tax	(408)	(0.3)	(1.7)	(409)
Net income	1,293	5.2	3.7	1,229
Non-controlling interests	—	—	—	—
Net attributable profit	1,292	5.2	3.7	1,228

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	Mexico
	30-09-13	Δ%	Δ% (1)	30-09-12
Cash and balances with central banks	4,994	(3.0)	4.2	5,149
Financial assets	28,131	(12.8)	(6.3)	32,277
Loans and receivables	41,725	(1.3)	6.0	42,288
Loans and advances to customers	37,262	(1.8)	5.5	37,959
Loans and advances to credit institutions and other	4,463	3.1	10.8	4,329
Tangible assets	1,183	1.5	9.1	1,165
Other assets	4,074	31.1	40.8	3,108

Total assets/liabilities and equity	80,106	(4.6)	2.5	83,987

Deposits from central banks and credit institutions	9,611	(35.3)	(30.5)	14,859
Deposits from customers	39,087	8.0	16.1	36,185
Debt certificates	3,918	(10.2)	(3.5)	4,362
Subordinated liabilities	3,863	(10.7)	(4.1)	4,327
Financial liabilities held for trading	6,679	0.2	7.7	6,667
Other liabilities	12,639	1.4	8.9	12,470
Economic capital allocated	4,309	(15.8)	(9.5)	5,117

(1)	At constant exchange rate.

Mexico highlights in the third quarter

•	Leading franchise with strong earnings.

•	Faster pace of growth in lending to the retail segment.

•	Strong performance in fund gathering, especially transactional customer funds.

•	Stable risk indicators.

•	BBVA reinforces its commitment to SMEs in the Mexican market.

Highlights

The most important point with respect to business activity in the quarter is the faster pace of growth in lending to the retail segment, despite the country’s economic growth being more moderate than expected. This faster pace can be explained by the good performance of the commercial portfolios (basically SMEs and small businesses), credit cards and consumer finance, this last one being influenced by the success of the pre-approved loan campaign. Deposit gathering also performed very well, thanks to the increase in current and savings accounts in the retail segment, although the corporate and institutional banking unit also performed well.

Earnings in the area are still buoyed by the good performance of recurring revenue, more moderate growth in expenses and a cumulative risk premium to September that is practically stable compared with the close of the first half of 2013.

Macro and industry trends

The most recent data on the Mexican economy suggest a moderate recovery following the slowdown and decline of GDP in the second quarter of 2013. The recovery is a result of the upturn in consumption and investment and continued strength of exports over the last few quarters, against the backdrop of a controlled inflation environment. Also contributing to this improvement has been the more expansive bias in monetary policy applied by the Bank of Mexico in recent months.

34	Business areas

With respect to the exchange rate, the Mexican peso depreciated again against the euro during the quarter. This has had a negative impact on the quarterly comparison between financial statements in the area. As in previous reports, all the comments that refer to exchange rates will be expressed at constant rates, unless expressly stated otherwise.

Against this backdrop, the country’s financial system continues to maintain adequate levels of solvency, profitability and liquidity. Business activity continues to grow, although at a slightly slower pace in line with the slowdown of the Mexican economy in the first half of the year. This more moderate growth in activity has also been affected by the greater volatility of international financial markets and an increase in risk perception with respect to emerging economies, as highlighted by the Council for the Stability of the Financial System (CESF) at its meeting on September 30. Its statement highlighted that although Mexico has not avoided this volatility, the strength of its financial system and what are in general clear, transparent and predictable policies have contributed to any impact being weaker and the adjustments more orderly than in other emerging economies.

Activity

At the close of September 2013, performing loans managed by the area amounted to €37,321m, equivalent to a year-on-year growth of 6.7%, with a very positive performance in the retail portfolio.

Within the retail segment, loans to small businesses have posted the strongest growth, with a double-digit rate of 18.5% to €1,963m. There was also a very positive performance

Relevant business indicators

(Million euros and percentage)

	Mexico
	30-09-13	31-12-12	30-09-12
Performing loans (1)	37,321	35,664	34,969
Customer deposits under management (1-2)	41,737	38,905	36,484
Mutual funds	16,713	17,492	17,698
Pension funds	—	—	—
Efficiency ratio (%)	38.1	37.6	37.9
NPA ratio (%)	4.1	3.8	4.1
NPA coverage ratio (%)	105	114	107
Risk premium (%)	3.64	3.48	3.45

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

in consumer finance and credit cards, which together amounted to €9,943m, with an increase of 8.6% on the figure as of 30-Sep-2012. Worth noting is the success of the consumer finance campaign for pre-approved customers, which also boosted growth in lending and improved the quality of origination.

Mexico. Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +7.6%.

Mexico. Net attribute profit

(Millions euros at constant exchange rate)

(1)	At current exchange rate: +5.2%.

Mexico	35

In the wholesale portfolio, SMEs posted the best growth, with an increase of 16.6% over the last twelve months to €6,029m as of 30-Sep-2013. The area continues to be very active in business with large corporations by finance through the placement of bonds on the market, once more making BBVA Bancomer one of the leaders in this business, with a market share of 20.5% according to the latest information available at the end of September (provided by Dealogic). Lastly, loans to Mexican government agencies have began to show a moderate recovery due to the greater boost from public spending in recent months, as well as the implementation of new commercial plans to create incentives for activity in this segment.

Asset quality ratios have remained stable, with an NPA ratio of 4.1% as of 30-Sep-2013 (4.0% at the close of the previous quarter) and a coverage ratio of 105% (compared with 109% at the close of June 2013).

Customer funds, which include demand deposits, time deposits, repos, mutual funds and other off-balance sheet funds, totaled €61,102m at the end of September, with a year-on-year rise of 10.4%. The performance of demand deposits is particularly notable, with an increase of 12.7% on the close of 30-Sep-2012. The biggest rises here are in the commercial and institutional banking unit (up 20.3%) and the retail segment (up 7.9%). The strategy of increasing the profitability of time deposits has given priority to lower-cost deposits, which has led to a year-on-year decline of this heading of 2.6%, partly offset by the rise of mutual funds and investment companies (up 1.5% since 30-Sep-2012), which ended the quarter at €16,713.

Lastly, the insurance business has performed very well again, with cumulative written premiums through September being 5.5% up on the figure for the same period the previous year. MetaSegura, an insurance policy that allows holders to choose the sum insured and the term that suits them best, is the product that has performed best. The positive performance of this activity, combined with reduced levels of claims, has resulted in a positive contribution from this business to the earnings in the area.

Earnings

The area has generated a cumulative net attributable profit as of September of €1,292m, supported by resilient recurring revenue, strict control of operating costs and stable risk indicators.

The cumulative net interest income through September stands at €3,347m, up 6.9% compared with the same period in 2012, thanks to increasing volumes of activity and good price management. This performance puts BBVA Bancomer in the lead in the sector in terms of profitability, measured as net interest income over ATA. In fact, using harmonized local accounting data, in the first half of 2013, this ratio in BBVA Bancomer stood at 5.7%, showing a differential of around 100 basis points above the main competitors on the same date. Income from fees and commissions has increased year-on-year by 10.2% to an amount of €883m, boosted by more credit card transactions and greater income from issuance on the markets by corporate customers. NTI of 128 million compares unfavorably with the high figure 12 months earlier (down 26.9%). Lastly, the other income/expenses heading has increased by 12.9% to €242m, thanks basically to the good performance of the insurance business. As a result, gross income amounts to €4,600m to September, up 6.4% on the figure reported one year before.

Operating expenses remain in line with previous quarters, with a similar year-on-year increase of 7.0% to €1,752m. This rise is to a large extent the result of the expansion plans implemented in the area (opening and modernization of branches, technological innovation, extension of multi-channel banking, improved service quality, construction of new corporate headquarters, sponsorship of the Mexican soccer league, etc.), since the most recurring items continue to perform in line with the country’s inflation level. BBVA Bancomer is still one of the most efficient banks in the Mexican banking sector, with an efficiency ratio as of September 2013 of 38.1%. Overall, operating income amounted to €2,848m, up 6.1% on the figure for the previous 12 months.

Impairment losses on financial assets totaled €1,101m in the first nine months of 2013 (up 12.0% year-on-year), with the cumulative risk premium to 30-Sep-2013 at 3.64%, a very similar level to that at the close of the first half of 2013.

Main highlights

BBVA in Mexico has strengthened its commitment to SMEs by concluding a strategic alliance with the Banco Nacional de Comercio Exterior (Bancomext) to offer dollar loans to exporters and local currency finance for direct and indirect exporters and importers at very competitive rates. As a result, BBVA Bancomer has become a major lender to SMEs in Mexico, and it has received an award for its effort from the National Institute for Entrepreneurs (INADEM), which has also recognized it as the bank that lends most money to entrepreneurs.

BBVA Bancomer opened its first digital branch in the Perisur shopping mall in Mexico City. It consists of an extensive area of latest-generation ATMs that can carry out all the transactions customers may require: cash withdrawals, payments and receipts, loan applications, money transfers and even access to a service offering advice through Línea BBVA Bancomer.

In the area of corporate responsibility, the financial literacy program “Adelante con tu futuro” (Forward with your Future) has completed its fifth year with major progress being made in consumer behavior and the level of banking penetration among the population, with high quality standards. In addition, the BBVA Bancomer Foundation’s program “Por los que se quedan” (For those left behind) has been boosted by creating the “Becas Adelante” (Forward, scholarships) program to support current secondary-school students in their high school studies.

Lastly, BBVA has created the Bancomer University in Mexico to allow its employees to complete their high school or university studies and even do postgraduate work. This initiative will undoubtedly result in an increase in professionalism and thus in an improvement of the range of products and services offered.

36	Business areas

South America

South America highlights in the third quarter

•	Buoyant activity.

•	Strong revenues.

•	Stable risk indicators.

•	Agreement for the sale of the business in Panama.

•	Closing of the agreement for the sale of AFP Provida in Chile.

Highlights

Business activity in South America has continued its positive trend in both lending and, in particular, customer funds, with high rates of growth in both cases. Furthermore, this good performance has taken place without any deterioration in the asset quality indicators.

This strong activity is reflected in earnings in the region, whose main characteristics are significant progress in more recurring revenue, increased expenses due to the growth and expansion plans in the region, and a greater volume of loan-loss provisions due to the strength of business activity.

Macro and industry trends

Recent economic performance in South America has slowed on previous quarters, though in general the figures remain positive. However, from the start of the previous quarter the region has been affected by the increased volatility and uncertainty in international financial markets.

This situation has led to widening sovereign spreads, stock market losses and additional depreciation in the exchange rates of the region’s currencies against the euro, which has had a negative impact on the financial statements in the area. However, it is also worth pointing out that currently most countries in the region are better prepared than in the past to deal with the more volatile environment described above. As usual, and in order to provide a better understanding of trends in business and earnings in the franchise, all figures below on percentage changes refer to constant exchange rates, unless indicated otherwise.

Income statement

(Million euros)

	South America
	Jan.- Sep. 13	Δ%	Δ%(1)	Jan.- Sep. 12
Net interest income	3,345	8.6	29.2	3,081
Net fees and commissions	693	5.0	22.3	660
Net trading income	505	50.2	73.1	336
Other income/expenses	(511)	208.1	n.m.	(166)
Gross income	4,032	3.1	20.4	3,911
Operating expenses	(1,747)	5.2	21.8	(1,661)
Personnel expenses	(878)	4.5	19.9	(840)
General and administrative expenses	(747)	7.2	24.5	(697)
Depreciation and amortization	(123)	(1.4)	19.9	(125)
Operating income	2,285	1.5	19.4	2,250
Impairment on financial assets (net)	(485)	18.7	35.8	(409)
Provisions (net) and other gains (losses)	(89)	(30.1)	2.5	(127)
Income before tax	1,711	(0.2)	16.4	1,714
Income tax	(405)	6.9	22.1	(379)
Net income	1,306	(2.2)	14.7	1,336
Non-controlling interests	(421)	(1.7)	19.0	(428)
Net attributable profit	885	(2.5)	12.8	908

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	South America
	30-09-13	Δ%	Δ%(1)	30-09-12
Cash and balances with central banks	11,024	19.0	49.8	9,261
Financial assets	10,119	(7.9)	10.1	10,984
Loans and receivables	49,852	(0.4)	18.8	50,043
Loans and advances to customers	44,922	(1.1)	17.4	45,407
Loans and advances to credit institutions and other	4,930	6.3	33.2	4,636
Tangible assets	868	4.6	29.8	830
Other assets	3,520	76.7	108.1	1,992

Total assets/liabilities and equity	75,382	3.1	23.8	73,110

Deposits from central banks and credit institutions	4,744	(24.8)	(15.7)	6,307
Deposits from customers	51,024	3.2	26.4	49,434
Debt certificates	3,632	5.0	17.3	3,459
Subordinated liabilities	1,277	4.4	16.5	1,223
Financial liabilities held for trading	964	(14.4)	(4.4)	1,127
Other liabilities	10,592	23.7	47.7	8,561
Economic capital allocated	3,149	5.0	25.9	2,999

(1)	At constant exchange rates.

South America	37

Relevant business indicators

(Million euros and percentage)

	South America
	30-09-13	31-12-12	30-09-12
Performing loans (1)	45,661	41,000	38,930
Customer deposits under management (1-2)	54,984	47,214	43,259
Mutual funds	2,947	3,355	3,239
Pension funds	3,352	3,081	2,983
Efficiency ratio (%)	43.3	42.8	42.5
NPA ratio (%)	2.2	2.1	2.2
NPA coverage ratio (%)	137	146	142
Risk premium (%)	1.39	1.34	1.26

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securites.

The financial systems of most of the countries in South America remain sound. Lending continues to grow at a fast pace, boosted by economic policies focused on encouraging domestic activity and by the structural changes observed in recent years, which support sustainable growth in most of these countries. The strength of the economies in the region has had a positive effect on its financial industry, which has high levels of profitability and moderate NPA ratios. Finally, with respect to the regulatory framework, various countries are making progress toward implementing international regulations.

Activity

Following the agreement reached in July 2013 for the sale of the Group’s banking business in Panama, the assets and liabilities of this unit have been reclassified as “non-current assets held for sale” and “liabilities associated with non-current assets held for sale”. The comments on the rates of change in activity in the area are therefore affected by this reclassification.

Performing loans in South America closed September with a balance of €45,661m, a year-on-year growth of 17.3%. In line with previous quarters, there has been a notable performance of lending in the individual segment, which has risen over the same period by 21.5%, boosted by the positive performance of consumer finance (up 20.9% year-on-year), credit cards (up 44.1%) and mortgages (up 14.9%).

This increased activity continues to be subject to rigorous risk admission policies applied by the Group in the region. As a result, the risk indicators have remained stable. The NPA ratio at the close of September remains at 2.2% and the coverage ratio at 137% (136% at the close of the first half of 2013).

Customer deposits under management maintain their high rate of growth, up 27.1% year-on-year, and with a balance as of 30-Sep-2013 of €54,984m. This growth is basically the result of a further rise of 44.5% in current and savings accounts. With growth rates above the market average in the area, the year-on-year market share of total on-balance-sheet funds increased by 24 basis points to the close of July 2013 (the latest available data). If the mutual funds managed by the banks in the area are included, the customer funds managed by South America increase to €57,931m (up 25.6% year-on-year).

By countries, the highlights of banking activity are as follows:

•	In Argentina the loan book increased (27.9% year-on-year) above the rate reported by the system as a whole. As a result, there has been an increase of 23 basis points in market share over the 12 months (data as of the close of July 2013, the latest available information). By portfolio, consumer finance and credit cards performed outstandingly well, and increased their market share by 18 basis points, as did mortgage loans, which gained 35 basis points in the same period. On-balance-sheet customer funds grew at a similar rate as performing loans, at 27.1% on the close of September 2012.

•	Chile posted a major increase in the mortgage loan book, with a year-on-year increase in market share of 39 basis points, according to the latest available information as of the close of July 2013. Performing loans in the unit increased over the 12 months by 7.6%. On-balance-sheet customer funds have once more increased by 14.2%. Current and savings accounts performed particularly well and increased their market share by 3 basis points over the last 12 months.

South America. Operating income

(Million euros at constant exchange rates)

(1)	At current exchange rates: +1.5%

South America. Net attributable profit

(Million euros at constant exchange rates)

(1)	At current exchange rates:-2.5%

38	Business areas

South America. Performing loans breakdown

(September 2013)

South America. Deposits from customers breakdown

(September 2013)

•	Colombia’s sustained growth in activity has outperformed the system as a whole. As a result, it has gained market share in both lending (up 11 basis points compared with the figure at the close of July 2012) and, in particular, customer funds (up 149 basis points). As in previous quarters, as a result of the area’s strategy of focusing on the retail segment, most lending growth is related to the consumer portfolio and credit cards (a gain of 100 basis points in market share over the last 12 months). This rise in on-balance-sheet customer funds, is due to a combination of positive performance by current and savings accounts (up 132 basis points) and time deposits (up 168 basis points).

•	In Peru, lending has grown by 14.2% year-on-year, thanks to mortgage loans, the segment with the highest growth rate (up 20.6%), followed by the consumer finance portfolio (up 6.4%). On the liabilities side, there has been a year-on-year growth of 16.1% in on-balance-sheet customer funds, with a very favorable performance by current and savings accounts (up 23.2%).

•	Venezuela: loans have increased by 53.3% and on-balance-sheet customer funds by 70.3% on the figures at the close of September 2012. On-balance-sheet funds have gained 12 basis points of market share year-on-year (also with data for the close of July 2013) thanks to the boost from current and savings accounts, which gained 11 basis points over the last year.

Earnings

South America generated a cumulative net attributable profit to September of €885m, due to:

•	An excellent performance by gross income, despite the adjustment for hyperinflation in Venezuela being more negative than in the same period last year. The strength of activity, good price management and the positive performance of income from fees and commissions and NTI have boosted gross income to €4,032m in the first nine months of 2013, 20.4% up on the amount posted in the same period in 2012.

•	Growth of operating expenses as a result of the expansion plans in the area and its high rate of inflation. Between January and September 2013 this item amounted to €1,747m, a rise of 21.8% on the figure for the same period the previous year. The South American franchise has strengthened its commitment to the region with the launch of a four-year strategic plan. Its main goal is to turn BBVA into the main digital financial group in the region and the most popular with customers. To this end, the Bank has announced an investment of USD 2.5 billion (around €1.9 billion), of which 40% is allocated to technological projects and 60% to improving infrastructure and distribution networks.

•	Impairment losses on financial assets have increased substantially year-on-year, as a result of the high recoveries booked in the first half of 2012. Excluding this effect, loan-loss provisions have increased in line with business activity. This item amounted to €485m in the first nine months of the year, up 35.8% on the same period in 2012. The cumulative risk premium for the area now stands at 1.39%.

This can be broken down by country as follows:

•	Argentina has generated a net attributable profit between January and September 2013 of €148m (up 15.0% year-on-year), supported by the strength of more recurring revenue (boosted by the increased activity and good price management). This has offset increased expenses and loan-loss provisions.

•	Chile has posted a cumulative net attributable profit of €86m, with outstanding performance by income from fees and commissions and NTI, despite the negative effect on revenue of low inflation rates.

•	Colombia closed the first nine months of 2013 with a net attributable profit of €219m, which as in previous quarters reflects the positive impact of increased activity and good price management on net interest income. On the costs side, expenses have increased, as have loan-loss provisions (the latter in line with buoyant lending activity).

South America	39

•	Peru has posted a cumulative net attributable profit of €123m, thanks to increased net interest income, NTI and income from fees and commissions, despite the impact of the Transparency Act, which limits banks from charging certain fees.

•	Venezuela has posted a very positive net attributable profit of €244m in the first nine months of the year, in line with increased activity and boosted by the positive effect of the revaluation of the bank’s US dollar positions following the devaluation announced by the Venezuelan government in February.

•	Lastly, BBVA Panama reported a cumulative net attributable profit of €19m, BBVA Paraguay €16m and BBVA Uruguay €19m.

Main highlights

As mentioned above, BBVA has reached an agreement with Grupo Aval for the sale of its business in Panama for an initial USD 646m, which will be adjusted according to the earnings obtained from June 1, 2013 to the date of final closing of the transaction, subject to obtaining the authorizations needed from the relevant authorities. BBVA Panama accounts for just under 0.3% of the Group’s total assets. It has 19 branches and 391 employees according to data as of the close of June 2013. Its small size (with a market share of around 3% as of December 31, 2012) limits the possibility of implementing the BBVA model, which aims for large markets and requires a bigger market share. This transaction will generate net capital gains of around €150m, and have a positive effect on the Group’s capital.

The sale of the stake in the Chilean company Administradora de Fondos de Pensiones Provida S.A. to MetLife, Inc.

subsidiaries was completed on October 2, 2013. The capital gains net of tax amount to around €500m, and will be registered under earnings for the fourth quarter of 2013.

The most important awards and recognitions received during this quarter are as follows:

•	The magazine Euromoney has named BBVA ‘Best Bank in Latin America’ at the Euromoney Awards for Excellence 2013. The award recognizes BBVA’s leadership, soundness and solvency, and the growth in its customer base in the region.

•	In Peru, BBVA Continental has received the ‘Good Corporate Governance 2013’ award from the Lima Stock Exchange for appearing on the list of 10 companies with the best corporate governance policies for the sixth year in a row. It also received recognition for its 60 years in the stock market.

•	In Venezuela, BBVA Provincial has again been chosen ‘Best Internet Bank’ in 2013 by Global Finance. The bank has consolidated its use of multi-channel banking and is now one of the most innovative in the country, attracting an average of 5,000 new customers every month via the Internet.

Finally, South America continues to be very active in social responsibility initiatives. Outstanding in this respect in the quarter have been:

•	In Argentina new “Becas de Integración” (Integration Scholarships) have been awarded with the aim of helping students complete their secondary-level studies, improve financial literacy and boost essential values.

•	In Colombia, BBVA is continuing with its “Cuento Contigo” (I count on you) program in partnership with the Ministry of Education. Under the plan, customers and the bank itself make contributions toward the purchase of books for children without sufficient funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
			Δ% at constant				Δ% at constant
Country	Jan.-Sep. 13	Δ%	exchange rates	Jan.-Sep. 12	Jan.-Sep. 13	Δ%	exchange rates	Jan.-Sep. 12
Argentina	347	1.6	23.5	342	148	(5.4)	15.0	156
Chile	240	8.6	11.4	221	86	(20.5)	(18.4)	108
Colombia	394	1.8	8.3	387	219	(2.4)	3.8	224
Peru	483	4.3	8.0	463	123	(0.3)	3.2	123
Venezuela	737	(3.5)	38.1	764	244	(1.1)	41.5	246
Other countries (1)	84	13.8	15.3	74	66	33.2	35.3	50

Total	2,285	1.5	19.4	2,250	885	(2.5)	12.8	908

(1)	Panama, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

40	Business areas

Corporate Center

Earnings

The highlights of the Corporate Center’s earnings through September 2013 are listed below:

•	NTI once again made a positive contribution with €110m, making a total of €325m through September, 49.9% more than in the same period of 2012. This performance is due basically to the capital gains from the unit responsible for holdings in financial and industrial companies and good management of the structural exchange-rate risk.

•	Operating expenses of €810m between January and September increased 6.0% in year-on-year terms, less than in previous quarters. These continue to be affected mainly by the depreciation and amortization heading, which includes the investment effort in technology and infrastructure undertaken by the Group in recent months. In contrast, personnel and general expenses have declined compared with the figures registered in the same period in 2012.

•	Net profit from discontinued operations includes the earnings from the pension business in Latin America, including the capital gains from the sale of the businesses in Mexico (first quarter), Colombia and Peru (both closed in April 2013). The capital gains from the sale of Provida (Chile) will be added to the earnings for the fourth quarter of 2013 (transaction closed on October 2). In total, this heading has contributed €1,400m, after tax, to the first nine months of the year.

•	As a result, net attributable profit totals €307m through September, compared with €70m in the same period last year.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

Income statement

(Million euros)

	Corporate Center
	Jan.-Sep. 13	Δ%	Jan.-Sep. 12
Net interest income	(535)	60.4	(334)
Net fees and commissions	(49)	105.7	(24)
Net trading income	325	49.9	217
Other income/expenses	25	(87.4)	200
Gross income	(235)	n.m.	59
Operating expenses	(810)	6.0	(764)
Personnel expenses	(359)	(0.6)	(361)
General and administrative expenses	(132)	(18.8)	(163)
Depreciation and amortization	(320)	32.8	(241)
Operating income	(1,045)	48.1	(706)
Impairment on financial assets (net)	(3)	(80.7)	(16)
Provisions (net) and other gains (losses)	(49)	n.m.	247
Income before tax	(1,098)	131.3	(474)
Income tax	141	(58.7)	342
Net income from ongoing operations	(956)	n.m.	(132)
Net income from discontinued operations	1,400	n.m.	254
Net income	444	263.6	122
Non-controlling interests	(137)	165.4	(52)
Net attributable profit	307	n.m.	70

Balance sheet

(Million euros)

	Corporate Center
	30-09-13	Δ%	30-09-12
Cash and balances with central banks	43	(49.8)	85
Financial assets	2,851	(24.8)	3,791
Loans and receivables	1,515	24.7	1,215
Loans and advances to customers	1,515	24.7	1,215
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,015	(5.8)	2,140
Other assets	16,097	(28.7)	22,583

Total assets/liabilities and equity	22,521	(24.5)	29,814

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,433	(14.9)	9,906
Subordinated liabilities	156	(90.7)	1,670
Inter-area positions	(9,535)	33.0	(7,167)
Financial liabilities held for trading	—	—	—
Other liabilities	4,848	(63.8)	13,380
Shareholders’ funds	46,034	7.6	42,802
Economic capital allocated	(27,415)	(10.9)	(30,779)

Corporate Center	41

With respect to the management of exchange-rate risk of BBVA’s long-term investments, their earnings are included in the Corporate Center and explained in detail in the section on Risk Management, in the sub-section on “Structural Risks”.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

No significant actions were undertaken in the third quarter of 2013 as regards the Group’s capital management, as the current levels of capitalization enable the Bank to fulfill all of its capital objectives. One aspect worth mentioning is the payment in cash in July of the first interim dividend against 2013 earnings, amounting to €0.10 per share.

In addition, at its meeting on September 25, 2013 the Board of Directors of BBVA agreed to carry out the second share capital increase to continue with the implementation of the flexible remuneration scheme known as the “Dividend Option”. This scheme offers shareholders a wider range of remuneration alternatives for their shares, while providing capital savings through greater retention of the earnings for the current year. The Bank shareholders who were eligible as of 11:59 pm (Madrid time) on September 27, 2013 received one free allotment right for every BBVA share they owned at that time. Once again, this has proved to be a successful initiative, since the owners of 88.3% of the free allotment rights opted to receive new BBVA shares, which began to be traded on the Spanish stock markets last October 23.

42	Business areas

Other information:

Corporate & Investment Banking

CIB highlights in the third quarter

•	Optimization of the balance sheet structure thanks to the improved liquidity gap and the increase in the customer base.

•	Very positive performance of gross income.

•	Very moderate growth of expenses.

•	Strong activity in Global Transactional Banking, Global Markets and Corporate Finance.

Highlights

CIB earnings in the third quarter of 2013 maintained the strength of previous quarters, with a cumulative net profit through September 2013 above that posted in the same period in 2012. The characteristics on which these good earnings figures are based are similar to those of previous periods: geographical diversification, a product mix adapted to the environment, a focus on high-value customers and the prioritization of quality of earnings and customer relationship rather than volume.

In addition, over the third quarter of 2013, CIB has continued to optimize the structure of its balance sheet in two ways: through improvement in the liquidity gap, thanks primarily to a significant recovery in deposits; and by a reduction in the concentration of fund gathering through a diversification of the customer base, which has resulted in a more stable balance sheet.

Macro and industry trends

Macroeconomic data appear to indicate some slowdown in the rate of growth at global level. Despite this, the doubts during the quarter about the extension of the Fed’s quantitative easing (QE) programs have generated lower activity in the markets and as a consequence, it has affected the valuations for fixed-income assets.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale business.

Income statement

(Million euros)

	Corporate & Investment Banking
	Jan.-Sep. 13	Δ%	Δ% (1)	Jan.-Sep. 12
Net interest income	1,206	(2.6)	1.4	1,238
Net fees and commissions	551	3.8	6.2	531
Net trading income	498	207.4	279.8	162
Other income/expenses	3	(93.5)	(94.6)	53
Gross income	2,259	13.8	18.7	1,984
Operating expenses	(666)	0.6	3.1	(662)
Personnel expenses	(358)	(3.8)	(2.4)	(373)
General and administrative expenses	(292)	6.0	9.9	(276)
Depreciation and amortization	(15)	11.2	18.2	(14)
Operating income	1,593	20.5	26.7	1,322
Impairment on financial assets (net)	(112)	25.0	25.4	(90)
Provisions (net) and other gains (losses)	(16)	2.0	21.3	(15)
Income before tax	1,465	20.4	26.9	1,217
Income tax	(422)	16.0	22.4	(364)
Net income	1,043	22.2	28.8	853
Non-controlling interests	(119)	31.0	55.5	(91)
Net attributable profit	924	21.2	26.1	762

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking
	30-09-13	Δ%	Δ% (1)	30-09-12
Cash and balances with central banks	3,200	(61.5)	(60.0)	8,314
Financial assets	76,251	(13.0)	(11.3)	87,602
Loans and receivables	69,255	(4.2)	(1.9)	72,312
Loans and advances to customers	48,472	(9.6)	(6.7)	53,617
Loans and advances to credit institutions and other	20,783	11.2	11.3	18,696
Inter-area positions	11,279	(21.5)	(17.3)	14,370
Tangible assets	41	17.5	21.5	35
Other assets	2,476	(18.9)	(16.4)	3,051

Total assets/liabilities and equity	162,502	(12.5)	(10.3)	185,685

Deposits from central banks and credit institutions	60,298	(24.6)	(23.4)	79,969
Deposits from customers	44,099	26.1	36.3	34,985
Debt certificates	(108)	2.8	2.8	(106)
Subordinated liabilities	836	(46.2)	(44.6)	1,556
Inter-area positions	—	—	—	—
Financial liabilities held for trading	48,021	(18.5)	(18.1)	58,935
Other liabilities	5,227	2.0	3.6	5,125
Economic capital allocated	4,128	(20.9)	(18.2)	5,220

(1)	At constant exchange rates.

Corporate & Investment Banking	43

Relevant business indicators

(Million euros and percentage)

	Corporate & Investment Banking
	30-09-13	31-12-12	30-09-12
Performing loans (1)	48,245	46,832	52,060
Customer deposits under management (1-2)	31,823	27,098	23,880
Mutual funds	700	858	874
Pension funds	—	—	—
Efficiency ratio (%)	29.5	33.6	33.4
NPA ratio (%)	1.6	1.5	0.6
NPA coverage ratio (%)	84	71	150
Risk premium (%)	0.30	0.29	0.20

(1)	Figures at constant exchange rates.
(2)	Excludes repos.

Activity

CIB’s performing loans as of 30-Sep-2013 have continued the downward trend mentioned in previous quarters, with a year-on-year decline of 7.3% and a quarterly fall of 0.9% to €48,245m. By geographical areas, Eurasia performed well, with a rise over the quarter of 3.2%, and the figures for South America have been positive in practically all the countries of the region.

Customer deposits under management have performed very well over recent months, closing September at €31,823m, with another quarterly rise of 1.1%, and year-on-year growth of 33.3%. It is important to note that this increase is closely linked to the diversification of the customer base, which results in greater stability.

These factors have led to further improvement in the liquidity gap of the Group’s wholesale business.

Earnings

The net attributable profit of CIB through September 2013 was €924, an increase of 26.1%. This increase is based on a balanced geographical diversity, a product mix that is adapted to the environment, a focus on high-added-value customers and the prioritization of quality earnings and customer relationship rather than volume.

Gross income through September was €2,259m, 18.7% more than in the same period in 2012. By units, there was an excellent performance by Global Transactional Banking, a good year-on-year increase in Global Markets in practically all the geographical areas and a positive contribution from the Corporate Finance unit.

At the same time, operating expenses moderated their year-on-year increase to 3.1%, totaling €666m through September. It should be noted that this business operates in mature markets, but also in geographical areas with a high inflation rate, and that the contribution of the latter is rising. The effort to contain costs is another of the positive elements that helps improve CIB earnings, which recorded operating income of €1,593m in the first nine months of 2013, 26.7% higher than the same period in 2012. The resulting efficiency ratio of 29.5% improved 3.9 percentage points on the ratio reported for January to September 2012.

Lastly, impairment losses on financial assets through September totaled €112m, 25.4% up on the figure recorded 12 months earlier. With this level of loan-loss provisions, CIB increased its coverage ratio over the quarter from 82% to 84%. The NPA ratio remained at 1.6% as of 30-Sep-2013.

CIB. Operating income

(Million euros at constant exchange rates)

(1)	At current exchange rates: +20.5%.

CIB. Net attributable profit

(Million euros at constant exchange rates)

(1)	At current exchange rates: +21.2%.

44	Business areas

Main highlights

The most important transactions carried out by the different CIB departments and the highlights of the first nine months of 2013 are summarized below:

The Mergers & Acquisitions unit continues to be the Spanish leader in financial advice for M&A deals. During the quarter it has provided advice on: the reorganization of Cemex operations with Holcim in Europe; the sale by Bankia of 20.1% of Indra to Sociedad Estatal de Participaciones Industriales (SEPI) and the acquisition of Delion (an Indra subsidiary) by the venture capital fund Springwater Capital. The Corporate Finance franchise in Mexico has also performed well. Among the main operations this quarter in Mexico are the advice given to: Megacable (the biggest independent cable operator in Mexico) for the acquisition of 51% of the capital of LETI and 51% of FIDELIZAR; Gorditas Doña Tota on the sale of 80% of its capital to FEMSA (one of the main Coca-Cola bottlers in the world); and ICA on the sale of 18.7% of the RCO highway network to various Goldman Sachs funds.

In its equity capital markets business, BBVA has acted as agent bank in arranging the Repsol scrip dividend and repurchase of preferred securities; as adviser for SEPI in the purchase from Bankia of 20.1% of Indra; and as agent bank for the payment of the dividend in cash and kind by Europac. In Europe, BBVA has participated as co-bookrunner in the issue of Aperam convertible bonds. In Mexico it has been bookrunner in the follow-ons of Banorte, Inbursa and OMA. In Peru, it has participated as co-manager in the share capital increase of Graña y Montero.

In Project Finance, BBVA has consolidated its leading position in Spain by acting as mandated lead arranger (MLA) in the following operations: finance of the Benavente-Zamora section of the A-66 highway, the new hospital in Vigo, and the municipal building in Vitoria (Lepazar); and refinance with bonds and structured bank debt of Madrileña Red de Gas (project bond) and Euroports. In Latin America it has helped close the finance for the Mitla-Tehuantepec highway in Mexico, the acquisition of the Intercontinental, Ritz and Crowne Plaza hotels in Santiago de Chile and the hydroelectric power station of Chaglla in Peru.

In Leveraged Finance, BBVA has led four leveraged buy-outs (LBO): the acquisition of Marrelli Motori by the Carlyle Group; the acquisition of San Antonio Colombia by Southern Cross; the acquisition of Gamo Outdoor by BRS Capital; and the refinancing of the structured debt granted to Angulas Aguinaga by Portobello Capital.

In Corporate Lending, BBVA has closed 27 operations in Spain, the most important of which are as follows: the financing of Colomer for €120m and the syndicated loan granted to the regional government of Vizcaya for €136m. In the rest of Europe there were closings of the revolving credit facilities (RCF) for major European companies: Daimler, Evonik, Carrefour, Edison, Siemens, Deutsche Post, Unilever and Lactalis. In Latin America loans were arranged for América Móvil and the Federal Electricity Commission. In the United States, BBVA Compass has closed finance for Strike LLC and lending to Philips 66.

In Global Transactional Banking the most notable operations in the third quarter were: in Europe, the issue of guarantees for a leading company in the infrastructure sector for the construction of a tunnel in Sydney; and the naming of BBVA as depository for the pension plan of a major company in the energy supply industry. In Mexico, major credit facilities have been closed with the subsidiary of the leading renewable energy group and with a company of major importance in the mobile telephony sector. In the United States four standby letters of credit have been issued on the orders of a major construction company. The following new functions are worth noting in “BBVA net cash”: in Colombia, the development of “Adenda Créditos”, which provides additional information for customers on the payments they make into their accounts; in Europe, the adaptation of the SEPA direct billing applications to COR 1 (standard), which allows customers to present debits only one day in advance. In addition, the United States has implemented the “Spend Net Navigator” tool to make it easier to manage credit cards online. Lastly, BBVA has been named “Best Trade Finance Bank in Latin America” by the prestigious magazine Trade & Forfaiting Review.

Global Markets delivered between January and September 2013 a gross income of €964m, a year-on-year rise of 26.5%. The strategy and business model of this unit aims to involve its customers in the business opportunities presented by the broad spectrum of markets in which BBVA operates. At the same time, it carefully examines the sustainability of each proposal through a firm commitment to risk control and an efficient use of liquidity. That is why Euromoney has recently recognized BBVA CIB as “Best Investment Bank in Spain”.

By geographical areas, in Spain, BBVA continues to lead the ranking of intermediation in the Spanish stock exchange, with a market share that has risen to 16.2% (according to the latest information available through September). It generated cumulative gross income of €311m, a year-on-year rise of 11.0%.

In the rest of Europe and Asia, gross income accumulated to September 2013 of €170m is nearly double (up 95.3%) that for the same period in 2012.

In Mexico, Global Markets has continued to consolidate its leading position. Gross income generated between January and September stands at €231m, a rise of 6.3% over the previous 12 months. Revenue has continued its positive trend in all customer segments as a result of the synergies generated with the branch networks. There has been a notable performance by the equity products, which grew 33% in the last 12 months.

South America has obtained sound results, with a year-on-year growth in gross income of 56.2% to €268m. The figures are very favorable in practically all the countries in the region.

In the United States, cumulative gross income through September amounted to €66m, supported strongly by the increased activity with institutional customers (up 52% year-on-year), and the performance of interest-rate (up 20%) and credit products (up 18%).

Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2013			2012
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.50	0.50	0.75	0.75	0.76	1.00	1.00
Euribor 3 months	0.22	0.21	0.21	0.20	0.36	0.69	1.04
Euribor 1 year	0.54	0.51	0.57	0.60	0.90	1.28	1.67
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.09	4.32	4.72	4.83	4.79	4.76	4.78

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
		Δ% on	Δ% on	Δ% on		Δ% on
	30-09-13	30-09-12	30-06-13	31-12-12	Jan.-Sep. 13	Jan.-Sep. 12
Mexican peso	17.8463	(6.9)	(4.5)	(3.7)	16.7017	1.4
U.S. dollar	1.3505	(4.3)	(3.1)	(2.3)	1.3169	(2.7)
Argentinean peso	7.8201	(22.4)	(10.1)	(17.2)	6.9531	(17.8)
Chilean peso	679.35	(10.5)	(3.0)	(6.8)	643.09	(2.5)
Colombian peso	2,583.98	(10.0)	(2.8)	(9.8)	2,444.99	(6.0)
Peruvian new sol	3.7549	(10.6)	(3.3)	(10.3)	3.5234	(3.4)
Venezuelan bolivar fuerte	8.4975	(34.7)	(3.1)	(33.4)	7.8697	(30.1)
Turkish lira	2.7510	(15.7)	(8.4)	(14.4)	2.4591	(6.1)
Chinese yuan	8.2645	(1.7)	(2.9)	(0.5)	8.1217	(0.2)

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Baa3	P-3	D+	Negative
Fitch	BBB+	F-2	bbb+	Negative
Standard & Poor’s	BBB–	A-3	–	Negative
DBRS	A	R-1 (low)	–	Negative

Recurrent economic profit by business area

(January-September 2013. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	971	188
Real-estate activity in Spain	(17)	(119)
The United States	205	10
Eurasia	631	144
Mexico	1,393	971
South America	702	382
Corporate Center	(655)	(725)
BBVA Group	3,229	851

46	Annex

Conciliation of BBVA Group financial statements. Garanti Group is consolidated by the equity method and the proportional consolidation method

Below are the Group’s financial statements with and without the early application of IFRS 10, 11 and 12. The early application of these standards means consolidating the stake in Garanti Group by the equity method instead of by the proportional consolidation method.

In terms of reporting to the market, the proportional consolidation method is better for evaluating the nature and financial effects of Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated using the equity method	Garanti Group consolidated using the proportional consolidation
	January-September 13	January-September 13
Net interest income	10,294	10,853
Net fees and commissions	3,153	3,292
Net trading income	1,893	1,918
Dividend income	121	122
Income by the equity method	612	376
Other operating income and expenses	(275)	(259)
Gross income	15,798	16,303
Operating expenses	(8,045)	(8,349)
Personnel expenses	(4,211)	(4,364)
General and administrative expenses	(3,026)	(3,147)
Depreciation and amortization	(808)	(838)
Operating income	7,754	7,954
Impairment on financial assets (net)	(4,456)	(4,566)
Provisions (net)	(413)	(434)
Other gains (losses)	(28)	(28)
Income before tax	2,857	2,926
Income tax	(600)	(669)
Net income from ongoing operations	2,257	2,257
Net income from discontinued operations	1,400	1,400
Net income	3,657	3,657
Non-controlling interests	(581)	(581)
Net attributable profit	3,077	3,077

Annex	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated using the equity method 30-09-13	Garanti Group consolidated using the proportional consolidation 30-09-13
Cash and balances with central banks	25,577	27,926
Financial assets held for trading	71,244	71,409
Other financial assets designated at fair value	2,443	2,774
Available-for-sale financial assets	77,700	80,948
Loans and receivables	361,100	373,919
Loans and advances to credit institutions	26,502	27,845
Loans and advances to customers	330,239	341,553
Other	4,359	4,521
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	10,391	6,920
Tangible assets	7,390	7,574
Intangible assets	6,741	8,255
Other assets	27,268	27,452

Total assets	589,856	607,177

Financial liabilities held for trading	47,723	47,826
Other financial liabilities at fair value	2,479	2,791
Financial liabilities at amortized cost	464,134	480,708
Deposits from central banks and credit institutions	82,076	86,262
Deposits from customers	293,155	303,656
Debt certificates	72,442	73,619
Subordinated liabilities	9,885	9,909
Other financial liabilities	6,576	7,262
Liabilities under insurance contracts	9,858	9,869
Other liabilities	18,284	18,629

Total liabilities	542,478	559,821

Non-controlling interests	2,254	2,254
Valuation adjustments	(3,305)	(3,328)
Shareholders’ funds	48,429	48,429

Total equity	47,378	47,355

Total equity and liabilities	589,856	607,177

Memorandum item:
Contingent liabilities	34,197	36,813

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 45th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

10/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

BBVA

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adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 25, 2013	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Head of Global Accounting & Information Management Department